Exhibit 99.2

Management’s Discussion & Analysis

For the year ended

December 31, 2023

enCore Energy Corp.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022

Set out below is management’s assessment and analysis of the results of operations and financial condition of enCore Energy Corp. and its subsidiaries (“enCore”, or the “Company”) for the year ended December 31, 2023. The following information is prepared as of March 28, 2024, and should be read in conjunction with the consolidated financial statements for the years ended December 31, 2023 and 2022, and the accompanying notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). All Dollar figures included in this management’s discussion and analysis (“MD&A”) are quoted in United States Dollars unless otherwise indicated. Additional information related to the Company is available on SEDAR+ at www.sedarplus.ca.

Our Company

enCore Energy Corp. was incorporated on October 30, 2009 under the Laws of British Columbia and is a reporting issuer in all of the Provinces of Canada other than Quebec. The Company also files reports with the U.S. Securities and Exchange Commission (“SEC”). The Company’s Shares are listed on the NASDAQ and the TSX Venture Exchange under the trading symbol EU.

Total issued and outstanding shares at issuance of this report were 181,342,947 common shares.

Our Vision: America’s Clean Energy Company™

The Company is focused on producing domestic uranium in the United States. The Company only utilizes the proven In-Situ Recovery technology (ISR) to provide necessary fuel for the generation of clean, reliable, and carbon-free nuclear energy. The Company commenced production at the Rosita Central Processing Plant in South Texas, becoming one of only 3 uranium producing operations in the United States and the first in Texas in ten years. In early 2024, the Company expects to commence production at the Alta Mesa Central Processing Plant also located in South Texas. enCore’s goal is to build production capacity to 3 million lbs U3O8 per year in 3 years and 5 million lbs U3O8 per year in 5 years.

Our Objectives

The Company’s primary objective is to provide growth and value to shareholders. In the fourth quarter of 2023, we commenced production at our Rosita plant, a key strategic execution objective. In 2024, the Company has five main objectives, detailed below. Execution of these objectives will position enCore to quickly respond to ever-changing global factors, achieve strategic expansions, and build on its adaptability while strengthing the company’s financial health.

Commence Production at the Alta Mesa Project

Utilizing production-ready central ISR Central Processing Plants (CPP) in South Texas, the Company has implemented a strategy that will continue to build value and phased growth. Our strategy allows enCore to contribute to an ever-growing need for nuclear energy in the United States and the world. With production at Alta Mesa expected to commence in the second quarter of this year, the Company will become one of only a handful of companies in the world with more than one operational uranium production plant. We are focused on a long-term strategy of being a supplier of choice for a nuclear industry that is experiencing growth for the first time in over 45 years.

Streamline Operations and Rationalize Asset Base

Successful execution is critical, especially in an industry where talent and timing are essential to our success. Adapting swiftly to favorable market conditions is a priority for enCore. Following the cash injection from our recent transaction with Boss Energy, we intend to advance the timeline on our production pipeline and expand drilling operations. Concurrently, we will continue to rationalize our asset base through the execution of our non-core asset divestment strategy to strenghten our financial position and increase financial resources in a non-dilutive way We have demonstrated the ability to derive substantial value for the Company’s shareholders from our non-core assets by using different approaches to divestment. enCore currently holds several non-core conventional projects available for acquisition.

enCore Energy Corp.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022

Mergers and Acquisitions

Since December 2020, management has demonstrated, through four significant transactions, its ability to drive growth and provide value for our shareholders through select, accretive merger and acquisition (M&A) activity that complements its own organic growth.

Contract and Sales Strategy Formalization

The Company will continue to leverage its strong baseload contracting strategy and industry reputation as a reliable multi-facility domestic supplier to ensure that our operating assets are able to create revenue regardless of market conditions. As the Company increases production from its South Texas facilities, management expects to grow its contract portfolio. We will continue to focus on adding new multi-year, market-based contracts to maximize profits while protecting against price declines. This strategy should provide robust returns on production while ensuring a base level of income to support continued operations during market declines.

Fiscally Responsible Management and Strong Governance for the Benefit of Shareholders

The Company will complete its inaugural greenhouse gas emissions and sustainability report to meet the needs of institutional clients and utility customers. We will continue to strengthen and grow our management and operations teams by offering industry-leading employment opportunities and a competitive benefits package. We have established continuous improvement systems in our organization to assure proper governance of the company, its operations, and its employees. Finally, the Company works to ensure its costs are as low as practicable while maintaining its ability to leverage its assets to provide value to shareholders. The Company assesses supply chain risks to ensure its ability to obtain critical components necessary to sustain its strategy.

Our Business: America’s Clean Energy Company™

enCore owns 3 of the 11 licensed and constructed Central ISR Uranium Processing Plants (CPPs) in the United States.1 All of its existing facilities are located in the business-friendly, energy-centric State of Texas. Our plants are designed and permitted to process uranium from a mix of satellite plants and primary sources within South Texas. In addition, the Company has several key mineral resource projects in other jurisdictions within the United States. Our NI43-101 compliant resources are listed below:

Total measured and indicated Mineral Resources	74.42 million lbs U3O8
Total inferred Mineral Resources	26.47 million lbs U3O8

Although the United States is the world’s largest consumer of uranium and largest producer of nuclear energy, it remains dependent on imported uranium. Due to the current geopolitical environment, the Company expects increasing demand for domestically-produced uranium as US utilities prefer domestic over Russian suppliers. enCore’s strategy is to leverage its uranium production to drive value for its shareholders and be a United States preferred supplier. With established and future sales contracts with nuclear utilities, enCore’s product will fuel clean, reliable and carbon-free electricity generation.

Uranium, used for nuclear energy, is an important green energy fuel source. Unlike most fossil fuels, the cost of nuclear fuel (uranium) constitutes only a small portion of total power generating costs.

[1]	Domestic Uranium Production Report First-Quarter 2023, Energy Information Administration, May 2023

enCore Energy Corp.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022

enCore’s strategy began in South Texas, where the Company commenced uranium production in November of 2023. South Texas is a key part of our strategy for the following reasons:

●	Texas is a well-established US uranium district with most deposits suitable for ISR from sandstone-hosted mineralization and a total historic production of ~80 million lbs of U3O8[2].

●	Texas is a long-established, pro-development jurisdiction for uranium production and an energy friendly state.

●	Texas has deposits of approximately 141 million lbs U3O8 equivalent of in-situ mineralization remaining according to the US Geological Survey (“USGS”).

●	The USGS estimates there is further potential to discover an approximate additional 220 million lbs of U3O8 in the South Texas Coastal Plain where our licensed production facilities are located.

●	The Company owns three licensed South Texas CPPs that are capable of production using feed from multiple regional satellite IX systems located on outlying uranium deposits within an economic shipping radius.

Uranium market conditions are improving due to shifting market supply-demand fundamentals and the US nuclear industry’s shift toward deglobalization. There are many factors contributing to the change in global fundamentals including continued deferment of re-starts of existing standby and new primary sources of supply along with a continued increase in the number of operating nuclear reactors and reactors under construction. According to the World Nuclear Association, globally there are 438 reactors operating, 61 reactors under construction, and 108 reactors planned for construction.3 Nuclear energy, fueled by uranium, is a clean and reliable energy source, a clearly superior choice for the world. Growing urgency to reduce carbon emissions world-wide has pushed nuclear energy generation to the forefront, with the United States being the world’s largest consumer of uranium. Currently, the US is completely reliant on imported uranium. As geopolitical changes are forcing the shift to deglobalize supply chains, domestic nuclear power utilities are looking to the US as a source of uranium in order to secure a domestic supply chain and diversify away from dependence on Russia, Kazakhstan, Uzbekistan, and China. With the goal of restoring a resilient domestic nuclear supply for the first time in decades, the US government, in a bipartisan manner, has appropriated $2.7 billion to domestically source low enriched uranium (LEU) and high assay low enriched uranium (HALEU) to incentivize expanding existing and new production.4 This funding is contingent on the implementation of restrictions on Russian exports of uranium to the US.

[2]	Assessment of Undiscovered Sandstone Hosted Uranium Resources in The Texas Coastal Plain, U.S. Geological Survey, 2015
[3]	World Nuclear Power Reactors & Uranium Requirements, World Nuclear Association website, February 2024
[4]	“US Reactor Fuel Makers Get $2.7 Billion in Funding Bill”, Ari Natter, Bloomberg, March 3, 2024

enCore Energy Corp.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022

enCore has a significant economic opportunity in the changing and growing uranium market and nuclear energy industry. Its strong technical team forms the basis for its strength with extensive expertise in ISR operations, reclamation, permitting and exploration. The Company has a broad set of uranium assets that provide a growing production pipeline that includes production and near-term production in Texas followed by pipeline projects in South Dakota and Wyoming with longer term production planned from our extensive resources in New Mexico. The team enjoys access to a large collection of proprietary databases of United States assets. This gives the Company access to exclusive benefits from historic exploration, development and production data generated over almost 100 years by several major companies including Union Carbide, W.R. Grace, UV Industries, Getty Oil, Uranium Resources Inc. and others.

With a diverse portfolio of uranium projects, enCore is prioritizing projects that will utilize ISR technology to produce uranium. ISR, when compared to conventional open pit or underground mining, requires less capital and operating expenditures with a shorter lead time to extraction and a reduced impact on the environment, including minimizing groundwater use. The historic worker safety record in the ISR segment of the mning industry is significantly better that that of conventional underground and open pit uranium mining and milling.

To support the Company’s development plans, enCore’s uranium sales strategy provides a base level of projected income from sales contracts while preserving significant ability to realize opportunities when strong short-term market fundamentals are present. This strategy assures that the Company will have committed sales to support the capital necessary for construction of new projects while maintaining flexibility to be opportunistic as market conditions continue to change in favorable ways. In 2021, the Company announced two supply agreements. In 2022, the Company announced a third supply agreement with a US based nuclear utility. Subsequently, the Company announced a 4th sales agreement with another Fortune 500 US utility in February 2023. In February 2024, the Company signed its fifth supply agreement with a US nuclear utility. enCore’s sales contracts all retain exposure to spot pricing but also include minimum floor and maximum ceiling prices, some of which are adjusted upwards annually for inflation. Minimum floor prices are set at levels that provide the Company a comfortable margin over its expected costs of operations in Texas while still allowing the Company to participate in anticipated escalations of the price of uranium. Combined, the Company has 4.25 million lbs U3O8 in committed uranium sales contracts from 2023 to 2032. Three of our current contracts provide optionality to add an additional 1.65 million lbs U3O8 to 2032. The Company will continue to assess opportunities to secure future sales agreements that will support its continued project and production growth strategies.

enCore’s initial production strategy over the next 3 years is centered around two of its fully licensed Texas CPPs; Rosita and Alta Mesa. The CPPs, located at the Rosita and Kingsville Dome projects are designed for, and fully capable of, processing feed resin from relocatable satellite ion-exchange (IX) plants employed at various deposits within a 100-mile radius of each plant.

The Rosita Central Processing Plant is the starting point for enCore’s Texas production strategy. Rosita is located approximately 60 miles from Corpus Christi, Texas and has an 800,000-pound U3O8 per year production capacity. Newly modernized and refurbished in 2022, the Rosita Plant will act as the central processing site for the Rosita Extension, Rosita South, and Upper Spring Creek Uranium Projects.

In February 2023, the Company acquired 100% of the Alta Mesa Project from Energy Fuels, Inc. for $120 million. enCore’s fully licensed Alta Mesa ISR Uranium CPP is located approximately 100 miles southeast of Corpus Christi, TX, and has a production capacity of 1.5 million lbs U3O8 per year through its ion exchange system located at the plant. The facility has IX elution, precipitation, drying, and packaging capacity for 2.0 million lbs U3O8 per year. This capacity is designed to accept direct production feed to the IX columns in the plant and concurrently accept loaded resin from satellite locations. The Alta Mesa Project includes existing and near-term production areas, including the fully permitted and authorized production areas 6 & 7. The project also has 9 additional mineral resource areas described in the “Our Assets” section of this document. In totality, the project encompasses mineral leases on 200,000 acres of private land. In February 2024, the Company sold a 30% interest in Alta Mesa project to Boss Energy Limited for $60 million.

enCore Energy Corp.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022

The Kingsville Dome Central ISR Uranium Processing Plant (Kingsville Dome CPP) is currently maintained and available to increase production capacity as additional satellite plants and production wellfields are brought into production. This facility, similar in size and design to the Rosita facility, has a capacity of 800,000 lbs U3O8 per year.

The injection of capital to Company from its sale of a 30% interest in the Alta Mesa Project will allow the Company to accelerate future production levels in South Texas, Wyoming and South Dakota.

Notably, the advanced stage Dewey-Burdock Uranium Project (Dewey-Burdock) in South Dakota has demonstrated ISR resources, including a 2019 PEA citing robust economics. The Company is in the process of reviewing and updating the PEA to reflect current economics and planning. The project has its source material license from the US Nuclear Regulatory Commission (NRC) and its underground injection permits and aquifer exemption from the US Environmental Protection Agency (EPA). In 2023, the Company announced that the NRC approval was considered final when appeals of the license approval were exhausted following a successful outcome from the Circuit Court of Appeals for the District of Columbia. The underground injection permits were appealed to the EPA’s Environmental Appeals Board and the aquifer exemption was appealed to the 8th Circuit Court of Appeals. Based on the successful outcome for the company of the appeal of the NRC license, we believe we will also be successful in the appeals of the EPA’s underground injection permits and the aquifer exemption.

The Company has commenced the initial permitting work to advance the Gas Hills Uranium Project (Gas Hills) as an ISR uranium recovery operation located in central Wyoming, approximately 60 miles west of Casper, WY. Gas Hills has a current resource and robust economics as described in a 2021 PEA. It is ideally located in the historic Gas Hills Uranium Mining District, a brownfield area of extensive previous mining. The Company has Dewey-Burdock and Gas Hills as its mid-term production assets within the planned production pipeline.

The Company’s New Mexico assets represent a major, long-term asset in our planned production pipeline. enCore holds a dominant position in the historic Grants Uranium District in New Mexico through its control of mineral rights over approximately 500 square miles containing significant uranium resources in several different deposits. The Company is committed to the significant work necessary to overcome legacy issues related to historic uranium mining and milling in New Mexico and its effect on indigenous and local communities. The Company is executing an engagement strategy with local communities to educate one another and work together to realize economic and social benefits of collectively exploiting these significant resources in an environmentally superior way, unlocking the value of the assets to all parties’ benefit. In addition to these more advanced projects, the Company has significant mineral holdings in Wyoming, Arizona, Utah, and Colorado.

enCore has a clear pathway to production across the western United States and is focusing its expansion efforts within jurisdictions with well-established regulatory environments for the development of ISR uranium projects. Both Texas and Wyoming are NRC Agreement states, whereby the Nuclear Regulatory Commission has ceded its regulatory authority to the individual state regulators. This streamlined and mature regulatory process is a demonstrable benefit to the uranium industry within these jurisdictions. The Company is leveraging the near-term production assets in South Texas to support the South Dakota-based Dewey-Burdock and Wyoming-based Gas Hills projects for mid-term production opportunities with advanced projects and established resources. enCore’s significant New Mexico uranium resource endowment provides long-term opportunities and the ability to establish mutually beneficial relationships with indigenous and local communities. The Company also supports communities with local hiring and capital spending in the localities where it works.

In-Situ Recovery Technology

In-Situ Recovery (ISR) is a minimally invasive, environmentally friendly, and economically competitive way of extracting minerals from the ground. It has proven to be a successful method of extracting uranium, and due to its cost efficiency, is economically viable to extract lower grade uranium deposits that might not justify the cost of conventional open pit or underground mining. In addition to significantly lower capital and operating costs, ISR operates without the open pits, waste dumps, or tailings associated with conventional mining and milling, resulting in mining that is more environmentally responsible in a faster, more cost-efficient permitting, development and remediation process. ISR extracts uranium from the ground with minimal surface impact. When reclamation is completed, the surface is returned to its original state and use.

enCore Energy Corp.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022

ISR is heavily regulated in the United States. While some countries still use harsh chemicals like sulfuric acid to remove uranium from the ore body, enCore only uses a lixiviant comprised of just oxygen and sodium bicarbonate (common baking soda) in the native groundwater to extract uranium at a near neutral pH with significantly less environmental impacts.

ISR uranium extraction usually takes place in sandstone deposits within a portion of the aquifer that the government has already exempted from protection as an underground source of drinking water due to its contained minerals such as uranium, radium, and others. An ISR wellfield is developed using a series of production patterns comprised of a series of injection and recovery wells. Injection wells introduce the lixiviant described above to the uranium-bearing sandstone. The uranium is solubilized by the oxygen in the lixiviant, and the uranium-bearing lixiviant is carried through the sandstone to the recovery well. Recovery wells, equipped with submersible pumps, recover the uranium-bearing lixiviant out of the sandstone and lift it to the surface. The uranium-bearing lixiviant is then pumped into a surface collection system to be transferred to the ion exchange (IX) system. Surrounding the production patterns is a network of monitor wells used to observe the groundwater chemistry and hydrology to assure there are no impacts to any adjacent underground sources of drinking water. The combination of the production patterns and the monitor well network constitute what is called a wellfield.

After the uranium-bearing lixiviant reaches the IX system, it flows through a bed of IX resin where the uranium is removed from the lixiviant and loaded onto IX resin beads. This process is very similar to how a water softener works. The barren lixiviant is returned to the wellfield, where it is refortified with oxygen and sodium bicarbonate and reinjected into the uranium-bearing sandstone. A small portion, approximately 1% of the total volume, of the barren lixiviant is held back from reinjection. This is called a “process bleed,” and it is intended to create a hydraulic sink in the wellfield to contain lixiviant within production patterns.

When the IX resin loads to capacity with uranium it is regenerated, using a salt solution rich in sodium bicarbonate, in the exact same manner as done for a water softener. This process is called “elution.” Elution produces a uranium-rich eluant that is transferred from the ion exchange system to the precipitation system. Using a series of additions of hydrogen peroxide, acid, and sodium hydroxide, the uranium is precipitated from the eluant and a uranium, “yellowcake,” slurry is created. It is then filtered and washed in a filter press, and then transferred to the drying system. Drying systems at the Company’s processing facilities use a low-temperature, zero emission, rotary vacuum drying system; the same equipment used for producing pharmaceuticals. Once dried, the yellowcake is packaged into 55-gallon drums that are grouped in shipping lots. Each shipping lot is then transported to a North American conversion facility where it is weighed, sampled, and inventoried. This is the point at which the Company sells its product to its customers.

When the uranium orebody within an ISR wellfield is depleted, the Company is required under its permits to clean up the groundwater. The process of extracting uranium from the ore bodies using our lixiviant does change the groundwater chemistry within the production patterns. After production is complete, the groundwater quality is restored to a quality consistent with the chemistry prior to the start of injection using reverse osmosis technology to clean it. This process does increase the amount of water that is consumed during wellfield operations, but in an average ISR wellfield, almost all of the groundwater is preserved and retained at the end of the full production and restoration cycle. Once the government approves the groundwater restoration work, the injection, recovery and monitor wells are plugged and abandoned and the surface infrastructure is removed. The site is then surveyed for residual contamination that may need to be removed and the wellfield is returned to its prior use. At this point, the land and groundwater are once again suitable for all the same uses as prior to mining efforts.

The use of ISR technology in the US has a documented strong environmental record. Several wellfields have been restored and released, with the former wellfields now being indistinguishable from the adjacent unimpacted land. The US government, in several public documents, has concluded that there have been no impacts to underground sources of drinking water by ISR uranium extraction or restoration.

enCore Energy Corp.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022

ESG Principles

The long-term success of enCore requires the integration of sustainability into all aspects of its business. Leading environmental, social and governance performance is strongly correlated to strong financial performance and the creation of long-term value for enCore’s shareholders and other stakeholders. This includes, striving to meet the highest standards, contributing toward sustainable development, and serving as responsible natural resource stewards for the purpose of making positive and lasting impacts on the communities we operate in. enCore is responsible to its shareholders, governments, and community stakeholders as the Company advances projects forward and considers appropriate best practices and innovative methods to meet and exceed these responsibilities within its financial means.

Environment

enCore is a uranium producer. Uranium is the only fuel used for clean generation of electricity from nuclear power. Currently, in the US, nuclear power generates almost 20% of our electricity while representing more than half of the clean energy generated. Nuclear power generates this electricity with a relatively small land footprint. As a comparison, a 40-acre nuclear power generating station can produce 1,000 Megawatts electric (Mwe) at nearly 100% capacity. An equivalent wind electrical generating facility would require almost 400,000 acres of land to produce that same amount of electricity. Uranium, as a source of energy, provides similar benefits. According to the Department of Energy, one fuel pellet (the size of a pencil eraser) consisting of 4.95% U235 nuclear fuel, has the same energy content as 17,000 cubic feet of natural gas, 3 barrels of oil, or one ton of coal.

The environmental advantages offered by In-Situ Recovery (ISR) to produce uranium from construction through production and reclamation ultimately allow for a minimal residual footprint throughout the mining cycle. ISR eliminates the need to move massive quantities of rock and soil or for a permanent impoundment containing tailings that must be monitored in perpetuity. The Company operates solely in the United States, where the most rigorous environmental and safety regulations are in effect compared to the rest of the world.

enCore is committed to environmental performance:

●	We will manage production operations using best practices and innovative technologies to protect underground sources of drinking water.

●	We will manage and monitor our production facilities using best practices and innovative technology to minimize and eliminate potential emissions and releases that could have the potential to impact our employees, the environment, or the public.

●	We will manage our activities for exploration, development, production, and reclamation to minimize our environmental footprint and limit land disturbances.

●	We will treat groundwater impacted by our uranium production activities and restore it to the water quality or class of use established within permits.

enCore supports nuclear energy by reliably supplying uranium for the safe generation of energy, which:

●	Is the largest source of carbon-free electricity in the United States.

●	Is a zero-emission clean energy source. According to the Nuclear Energy Institute (NEI), using nuclear power instead of carbon-based alternatives, the US avoided more than 476 million metric tons of carbon dioxide emissions in 2019.

●	Produces minimal waste. All of the used nuclear fuel produced by the US nuclear energy industry over the last 60 years would fit on a football field to a height of less than 10 yards.

●	Is reliable. Nuclear power plants are the most efficient source of electricity, operating 24/7 at a more than 93 percent average capacity factor. That’s more than two times the capacity factor of any other carbon-free source.

enCore Energy Corp.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022

Social

At enCore, we begin by creating a strong united workforce with a commitment to safety as a way of life. Safety is our first value, a leading measure of excellence, and a significant part of how we measure management performance. Our governing Safety Principles apply to our employees, contractors, visitors, and vendors at our sites, and at any location where an employee is engaged in work activities. We approach safety with both vigilance and humility, understanding that incident-free workplaces can be achieved only by accountability and continuous improvement at all levels of our organization.

We seek a workforce comprised of diverse backgrounds, thoughts, and experiences. Our Company strives to attract and retain the best people, develop their potential, and align their skills to important initiatives and activities. We believe in fostering an inclusive work environment built on mutual trust, respect, and engagement. We invest in our employees through health and wellness programs, competitive benefits, and development opportunities. Empowered employees can empower others.

Our people are at the core of enCore’s ability to deliver business results and benefit our communities. At enCore, we provide an essential product that enables economic prosperity and a better quality of life for individuals and communities worldwide. We also providing employment opportunities, royalties, and charitable contributions in the communities where our employees live and work. Our activities from production through restoration all generate direct economic benefits for communities we operate in.

Governance

enCore has corporate, health, safety, and environmental policies in place to ensure a safe workplace that is respectful of its employees. Our health and safety policies are reviewed with regulators to ensure compliance and protect our employees, communities, and shareholders. Our environmental policies address important issues including groundwater protection, waste minimization, and zero discharges. The Company will also assure that it maintains financial responsibility for groundwater restoration, decommissioning, reclamation and release for unrestricted use as our activities grow and advance.

Executive compensation is managed by an independent compensation committee with pay structures designed to reflect industry standards. Management represents a significant percentage of ownership and is motivated to make strategic business decisions designed to create benefit for all shareholders.

Corporate governance policies range from a Code of Conduct and social media guidelines to the prevention of insider trading and sharing of confidential information.  The Company has policies in place to ensure it does not expose the Company to bribery, extortion and money laundering. enCore strives to conduct itself in a respectful, professional, and accountable manner.

Corporate Highlights for 2023

In January 2023, the Company:

●	Began trading its common shares on the NYSE American Exchange under the symbol “EU” and delisted its shares from the OTCQX. In January 2024, the Company transferred its stock exchange listing to the Nasdaq Capital Market.

In February 2023, the Company

●	Closed a public offering of units of the Company, issuing a total of 10,615,650 Units at a price of C$3.25 for aggregate gross proceeds of C$34,500,862.50. Each Unit in the offering was comprised of one common and one-half of one common share purchase warrant. Each Warrant entitles the holder to purchase one common share of the Company at a price of C$4.05 for a period of 36 months following the closing of the Offering.

●	Completed its acquisition of the Alta Mesa Project from Energy Fuels Inc. The transaction gave the Company its third licensed uranium in-situ recovery (ISR) processing plant.

●	Secured its fourth uranium sales agreement with a Fortune 500-listed domestic utility. The agreement is a multi-year agreement commencing in 2027 that includes firm deliveries of 650,000 lbs of U3O8 with an option to deliver up to 400,000 lbs under a two-year extended term if exercised. Pricing in the agreement is based on the prevailing market price with a floor well above current projected costs of production and an inflation-adjusted ceiling price.

enCore Energy Corp.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022

On March 2023, the Company:

●	Made a formal production decision for the resumption of uranium production from the Alta Mesa CPP in early 2024. Alta Mesa will be enCore’s second producing location following resumption of uranium production at the South Texas Rosita CPP in November 2023

●	Announced that the petitioners to the Nuclear Regulatory Commission’s granting of a Source Materials License to enCore Energy Corp’s Dewey Burdock ISR Uranium Project declined to seek review by the U.S. Supreme Court. This made the NRC license final and fully effective

In April 2023, the Company:

●	Divested of Belt Line Resources, Inc. and Hydro Restoration Corporation which held the Company’s Moonshine, Bootheel, and Kaycee projects in exchange for shares equivalent to 19.9% of Nuclear Fuels, Inc.

●	Sold 200,000 lbs of uranium for gross proceeds of $9,660,000

In May 2023, the Company:

●	Purchased all of the proprietary Prompt Fission Neutron (“PFN”) technology and equipment, including related exclusive intellectual property, and global licensing rights from Energy Fuels Resources (USA) Inc for $3,100,000.

In June 2023 the Company:

●	Joined the Russell 3000® Index. Membership in the Russell 3000® Index remains in place for one year and means automatic inclusion in in the large-cap Russell 1000® Index or small-cap Russell 2000® value style indexes.

●	Filed prospectus supplements to its short form base shelf prospectus, which allows the Company to sell its common shares for aggregate gross proceeds of up to $70.0 million. Sales of the Common Shares are made in at-the-market distributions, as defined in National Instrument 44-102 on any trading market in Canada or the United States. The Offering is made through a prospectus supplement to the Company’s existing Canadian short form base shelf prospectus of $140 million and US. registration statement.

In July 2023, the Company:

●	Received 9,263,800 shares of Nuclear Fuels, Inc. (CSE: NF) pursuant to a top up right associated with its April 2023 divestment of Non-Core assets.

●	Completed its sale of the Marquez-Juan Tafoya Uranium Project to Anfield Energy Inc. in exchange for C$5,000,000 cash and 185,000,000 common shares of Anfield with a value of C$9,250,000 of Anfield.

In September 2023, the Company:

●	Repaid $20 million on the principal balance of its convertible note issued in connection with the Company’s acquisition of the Alta Mesa project.

enCore Energy Corp.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022

In November 2023, the Company:

●	Received approval from Texas Commission on Environmental Quality for the renewal of its Radioactive Materials License for the South Texas In-Situ Recovery Uranium Central Processing Plants at its Rosita, Kingsville Dome, and the formerly operated Vasquez uranium projects.

●	Began production at the South Texas Rosita ISR Uranium Central Processing Plant.

●	Repaid an additional $20 million on the principal balance of its convertible note, reducing the remaining principal balance to $20 million.

●	Announced the resignation of Greg Zerzan, Chief Administrative Officer (“CAO”), General Counsel, and Corporate Secretary effective November 16, 2023.

In December 2023, the Company:

●	Entered into a Master Transaction Agreement with Boss Energy Limited to:

◌	Sell a 30% ownership interest in its Alta Mesa project for $60 million

◌	Form a strategic collaboration on the use and joint development of the Company’s proprietary Prompt Fission Neutron technology for uranium exploration and production.

◌	Offer a private placement for a $10 million investment in enCore common shares

Borrow up to 200,000 lbs U3O8 over the next year

●	Announced the resignation of Carrie Mierkey, Chief Financial Officer (“CFO”) effective December 23, 2023.

●	Appointed Dr. Dennis Stover as Interim CFO while the Company company recruited to fill the position.

Throughout 2023, the Company issued a total of 15,690,943 common shares under its At-The-Market (ATM) equity offering program. The common shares were issued at an average share price of $3.14 per share for gross proceeds of $49,444,616. A commission of $1,196,912 was paid to the Agent.

Highlights Subsequent to December 31, 2023

Subsequent to the year ended December 31, the Company:

●	Transferred its stock exchange listing to the Nasdaq Capital Market from the NYSE American LLC.

●	Sold 15,000,000 common shares of Anfield Energy, Inc. for gross proceeds of $1,097,900.

●	Purchased 1,716,260 units of Nuclear Fuels, Inc. at a price of C$0.60 per unit. Each unit is comprised of 1 common share and one half of a warrant. This investment maintains enCore’s ownership level at 19.9%.

enCore Energy Corp.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022

●	Appointed Robert Willette as its Chief Legal Officer.

●	Appointed Shona Wilson as its Chief Financial Officer.

●	Issued 6,872,143 common shares and paid $197,701 accrued interest pursuant to the conversion of the outstanding balance on its convertible note by its holder, fully eliminating that outstanding convertible note debt.

●	Received a refund of $85,500 for the release of a cash bond held by the Bureau of Land Management in Arizona.

●	Received $60 million from Boss Energy for a 30% interest in the Company’s Alta Mesa project.

●	Received $10 million from Boss Energy for a private placement of 2,564,102 enCore common shares at $3.90 per share.

●	Entered into a strategic collaboration agreement with Boss Energy to research and develop the Company’s PFN technology, to be financed equally by each party.

●	Shipped the Companys first lot of uranium from the Rosita CPP

●	Entered into a fifth uranium sales agreement for 600,000 lbs U3O8 over the period of 2026 through 2032.

●	Issued 5,451,669 shares pursuant to the exercise of warrants for gross proceeds of $16,507,663 (C$22,280,554).

●	Issued 127,716 shares pursuant to the exercise of brokers warrants for gross proceeds of $411,979 (C$556,052).

●	Issued 697,754 shares pursuant to the exercise of stock options for gross proceeds of $900,077 (C$1,214,843).

●	Granted 425,000 stock options with an average exercise price of C$6.11.

●	Issued 393,365 common shares in accordance with the Company’s ATM program for gross proceeds of $1,595,143.

●	Issued 102,400 common shares in accordance with the Company’s ATM program for gross proceeds of $412,782 (C$557,133).

●	Purchased 125,000 lbs for $9,822,500.

●	Sold 320,000 lbs for $30,491,000.

●	Received a loan of 200,000 lbs.

enCore Energy Corp.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022

Industry Trends and Outlook for the Quarter

According to the World Nuclear Association, globally, there are currently 438 operable reactors and 61 reactors under construction.5 Many nations that have deployed nuclear power are appreciating its clean energy and energy security benefits, reaffirming their commitment, and developing plans to support existing reactor units while reviewing and developing policies to encourage more nuclear capacity. Several non-nuclear countries have also emerged as candidates for new nuclear capacity. In the European Union (EU), specific nuclear energy projects have been identified for inclusion under its sustainable financing taxonomy and are therefore eligible for access to low-cost financing. In some countries where phase-out policies were previously in place, there have been policy reversals and potential reactor life extensions with public opinion polls showing growing support. In the U.S., several utilities have announced life extensions and power uprates of existing, operating reactors because of government policy changes that are directly supporting nuclear power. With several reactor construction projects recently approved and many more planned around the world, demand for uranium fuel continues to increase.

In 2023 we saw a continuation of the significant events that began in 2022. Ongoing geopolitical events, the global focus on the climate crisis, and energy security concerns all continued to provide tailwinds to the nuclear energy industry while further highlighting supply and demand challenges. Driven by a tightened uranium market and growing security of supply concerns, uranium prices reached levels not seen since 2011. Unrest in Kazakhstan at the outset of 2022 raised concerns about the more than 40% of global uranium supply that originates from Kazakh production. More significantly, the Russian invasion of Ukraine in late February 2022 was a transformational event for the industry. The war continued to broadly impact the market throughout 2023 with parts of Ukraine, including the Zaporizhzhia Nuclear Power Plant, remaining under Russian control.

The Company believes that as a result of these recent events a geopolitical realignment for uranium markets, as well as the overall energy market is occurring. Nuclear energy is seen as a key source of clean, secure, and affordable energy. Currently, Russia supplies approximately 5% of uranium concentrates6 globally, 38% of conversion capacity7, and 46% of enrichment capacity8. The realignment that is occurring has highlighted security of supply risk with a growing primary supply gap and shrinking secondary supplies. At the same time we have seen a significant increase in the focus on the origin of supply. To address these risks, utilities continue to evaluate their nuclear fuel supply chains. Through the second quarter of 2023, fuel buyers continued contracting to secure their long-term requirements for conversion and enrichment services. Higher prices across the fuel cycle and annual contracting activity that is getting closer to the rate required to replace what is consumed annually indicate that utilities are returning their focus to secure the uranium necessary to feed those services. The Company expects continued competition among utilities to secure long-term contracts for uranium products and services with proven producers who demonstrate strong environmental, social and governance (ESG) performance and from assets in geopolitically attractive jurisdictions on terms that will ensure the availability of reliable supply to satisfy demand.

Over the last decade, the uranium industry has seen underinvestment in new production capacity, and because of persistent low uranium prices, many producers, including the lowest cost producers, made decisions to leave uranium in the ground or idled capacity to preserve long-term value of their resources. Unplanned supply disruptions related to the COVID-19 pandemic also disrupted uranium mining and processing activities. Despite the increase in prices across most segments of the fuel cycle there has been no material increase in global production due to increased costs, inflationary pressures and uncertainty regarding the continuing and changing geopolitical conditions. The World Nuclear Association’s 2023 Nuclear Fuel Report highlights that nuclear powers contributes of 10 percent of the global electricity demand, accounts for 25 percent of low carbon electricity production, and is expected to play a growing role in future energy supply in a low-carbon economy. Notably, geopolitical instability has led to increased interest in nuclear power for energy security. Three scenarios for nuclear generating capacity are presented in the report, and referred to as Lower, Reference, and Higher Scenarios. In the Reference Scenario (informed by government & utility targets), total nuclear capacity is expected to increase to 444 GWe by 2030 and 686 GWe by 2040, including 35 GWe of generic small modular reactor (SMR) capacity. In the Lower Scenario, nuclear capacity is projected to reach 409 GWe by 2030 and 487 GWe by 2040. In the Upper Scenario, the figures show a higher increase with 490 GWe nuclear capacity by 2030 and 931 GWe by 2040. The report notes that primary production from uranium mines, conversion, and enrichment plants continue to supply the majority of the demand from nuclear reactors. Secondary supply is projected to have a gradually diminishing role in the market, decreasing from the current level of 11-14 percent of global reactor uranium requirements to 4-11 percent by 2040, depending on the scenario.9

Othere factors that continue to drive supply chain uncertainty include: uranium is a highly trade-dependent commodity, sanctions on Russia, government restrictions, and restrictions on and cancellations of cargo insurance coverage. These factors all create transportation and supply chain risks for fuel supplies coming out of Russia and Central Asia. Nearly 80% of primary production is in the hands of state-owned enterprises. Over 70% of primary production comes from countries that consume little-to-no uranium and nearly 90% of consumption occurs in countries that have little-to-no primary production. Transportation of uranium products from Central Asia and Russia has created additional market uncertainty as alternate supply routes to the St. Petersburg transportation route are developed in regions affected by other geopolitical issues; as an example, the conflict between Azerbaijan and Armenia continues. 10

[5]	World Nuclear Power Reactors & Uranium Requirements, World Nuclear Association website, February 2024.
[6]	World Uranium Mining Production, World Nuclear Association website, May 2023
[7]	Conversion and Deconversion, World Nuclear Association website, January 2022
[8]	Uranium Enrichment, World Nuclear Association website, October 2022
[9]	The Nuclear Fuel Report - Global Scenarios for Demand and Supply Availability 2023-2040, World Nuclear Association, https://www.world-nuclear.org/our-association/publications/global-trends-reports/nuclear-fuel-report.aspx
[10]	“The Nucleus of Uranium Transport: Kazatomprom’s Trust in the Trans-Caspian International Transport Route”, Akhtar, S. BNN Network, September 2023

enCore Energy Corp.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022

For the first time in decades, positive recognition of the contributions of nuclear power to reducing climate change are receiving global support. At the United Nations Climate Change Conference (COP 28), in late 2023, 198 signatory countries officially called for accelerating the deployments of low-emission technologies, including nuclear energy, to help achieve “deep and rapid decarbonization.” “Nuclear energy’s inclusion in the Global Stocktakei is nothing short of a historic milestone and a reflection of how much perspectives have changed,” said International Atomic Energy Agency Director General Rafael Marioan Grossi.

United States Government Policy

●	US Representatives Bob Latta (R-OH) and Jim Clyburn (D-SC) re-introduced the Nuclear Fuel Security Act to establish and expand critical US nuclear fuel programs. This legislation would authorize the Secretary of Energy to: 1) establish the Nuclear Fuel Security Program to increase the quantity of high-assay, low-enriched uranium (HALEU) and, if determined to be necessary after completion of a market evaluation, low-enriched uranium (LEU) produced by US nuclear energy companies; 2) expand the American Assured Fuel Supply Program to ensure the availability of domestically produced, converted, and enriched uranium in the event of a supply disruption; and 3) establish the HALEU for Advanced Nuclear Reactor Demonstration Projects Program.

●	US President Joe Biden asked Congress to allocate $6 billion to enhance energy security, including increasing uranium enrichment capacity. In particular, the amount includes $2.2 billion planned to be allocated through the US Department of Energy for “long-term improvement of internal capacities for the enrichment of low-enriched uranium and high-grade low-enriched uranium.”

●	The US Department of Energy (DOE) issued a request for proposals (RFP) for deconversion services to help establish a reliable domestic supply of fuels for advanced reactors using HALEU, which is needed to develop and deploy advanced reactors in the USA. The Department plans to award one or more contracts to deconvert HALEU as UF6 gas to various chemical forms, such as metal or oxide, used to fabricate fuels required by many advanced reactor developers.

●	The $886 billion National Defense Authorization Act (“NDAA”) includes a provision for the Nuclear Fuel Security Act, which directs the DOE to prioritize activities to increase domestic production of LEU for existing reactors and accelerate efforts to ensure the availability of HALEU for advanced reactors.

●	The NDAA also includes language backed by Senate Energy and Natural Resources Chair Senator Joe Manchin (D-WV) and ranking member Senator John Barrasso (R-WY) to promote the domestic availability of HALEU to fuel advanced reactors and directs the DOE to create a “Nuclear Fuel Security Program.”

[i]	The Nuclear Fuel Report - Global Scenarios for Demand and Supply Availability 2023-2040, World Nuclear Association, https://www.world-nuclear.org/our-association/publications/global-trends-reports/nuclear-fuel-report.aspx

enCore Energy Corp.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022

●	The Prohibiting Russian Uranium Imports Act (H.R. 1042), sponsored by Rep. Cathy McMorris Rodgers (R-WA), was introduced in the House and passed by a voice vote with bipartisan support. The law would make it illegal to import LEU 90 days after the bill becomes law, subject to waivers.

●	A bipartisan group of senators, including Sens. John Barrasso (R-WY), Joe Manchin (D-WV), and James Risch (R-ID) attempted to unanimously pass a bill banning uranium imports from Russia, but the effort was blocked by Sen. Ted Cruz (R-TX), who blamed the leadership of the House Energy and Commerce Committee for taking out bipartisan provisions in the lower chamber’s version of the NDAA. Sen. Cruz made clear that he did not disagree with the uranium bill and would work with the group of senators to get it passed into law.

●	US Rep. Bill Johnson (R-OH) reintroduced legislation that he says will strengthen the nation’s nuclear energy competitiveness. The bill would require a comparison with Canada, the UK, France, Japan, South Korea, China, and Russia and recommendations on how to improve the competitiveness of American nuclear commerce.

●	The US and the Philippines have signed a civil nuclear cooperation agreement commonly known as a “123 Agreement,” at the Asia-Pacific Economic Cooperation (APEC) Summit

Global Market Developments

●	Saudi Arabia has announced its commitment to building a nuclear energy program, as well as a pledge to allow greater oversight for nuclear energy inspectors.

●	Construction of Unit 1 at the Lianjiang Nuclear Power Plant in China’s southern Guangdong province has started with the pouring of the first safety-related concrete for the nuclear island. Unit 1 is the first of two CAP1000 reactors planned as the initial phase of the plant which will eventually house six reactors.

●	The International Atomic Energy Agency (IAEA) has released its annual outlook for nuclear power in the coming decades, revising up its global growth projections for a third straight year. In both its high and low case scenarios, the IAEA now envisions 25 percent more nuclear energy capacity installed by 2050 than it did as recently as 2020, which underscores how a growing number of countries are looking to nuclear to address the challenges of energy security, climate change, and economic development.

●	The Euratom Supply Agency forecasts a 2 percent increase in gross annual average natural uranium requirements over the next 10 years to approximately 32.3 million lbs U3O8. This considers possible changes in national policies or regulatory requirements that result in the construction of new units (projects already granted a construction license); lifetime extensions; early retirement of reactors; and phasing-out or decommissioning.

●	French nuclear group Orano has approved investment in a project to extend the production capacity of the Georges Besse II Uranium Enrichment Plant on the Tricastin site in southern France. With a forecast investment of €1.7 billion ($1.8 billion), the plan announced will enable Orano to increase its production capacity by more than 30 percent, or 2.5 million SWU. The project will consist of building an additional four modules identical to the 14 existing modules with the same technology and with a reduced environmental footprint. Production is expected to start in 2028 and ramp up to nominal capacity by 2030.

●	The acquisition of Westinghouse Electric Co. by a strategic partnership including Canadian uranium producer Cameco Corp. and Brookfield Asset Management, alongside its publicly listed affiliate Brookfield Renewable Partners and institutional partners, closed on November 7, 2023. As a result, Cameco and Brookfield now own 49 percent and 51 percent shares respectively, in one of the world’s largest nuclear services businesses with a stable and predictable core business generating durable cash flows.

●	The government of Sweden said it would provide partial financial support for a plan to build the equivalent of two new conventional nuclear reactors by 2035 to meet increasing demand for clean power from the industry and transportations sectors.

●	The UAE’s Federal Authority for Nuclear Regulation (FANR) has today issued an operating license for Unit 4 at the Barakah Nuclear Energy Plant to Nawah Energy Co., which operates the plant located in the Al Dhafra region of Abu Dhabi.

enCore Energy Corp.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022

●	Japan’s Nuclear Regulation Authority issued its approval on November 1, 2023 to Kyushu Electric Power Co. to operate Units 1 and 2 (846 MWe PWRs) at its Sendai Nuclear Power Plant, located in Kagoshima Prefecture on the island of Kyushu, for 60 years from the respective starts of the two reactors’ commercial operation.

●	The French government is expected to decide over the next three years whether it will initiate a plan to construct eight large-scale nuclear reactors in addition to the six nuclear power plants it already plans to build. President Emmanuel Macron has already said that France could build as many as 14 new reactors by 2050, as part of the country’s plan to reach carbon neutrality by the middle of the century.

●	European Parliament voted to include nuclear energy, in the European Union’s Net-Zero Industry Act.

●	Ontario Power Generation (OPG) and its subsidiary, Laurentis Energy Partners (LEP), will collaborate with SaskPower to advance Saskatchewan’s Small Modular Reactor (SMR) development project.

●	French nuclear plant operator Électricité de France plans to build at least one large-scale nuclear per year during the 2030s, CEO Luc Remont said at the World Nuclear Exhibition in Paris.

●	Turkish authorities have granted permission for the commissioning of the first unit (1,1114 MWe VVER) at the country’s first nuclear power plant, the plant operator announced on December 12, 2023.

●	The Netherlands and South Korea have signed an agreement to cooperate on nuclear power, including a feasibility study by Korea Hydro for the construction of a new nuclear plant in the Netherlands, the two governments announced.

●	Poland’s Ministry of Climate and Environment has issued decisions-in-principle for the construction of 24 small modular reactors (SMR) at six sites, which supports the country’s plan to reduce the use of fossil fuels.

●	Eleven European Union (EU) nations have called on the bloc to take full account of “all fossil-free energy sources” when considering future energy and climate policies, according to a joint statement on December 19 by the French-led Nuclear Alliance. Countries participating in that Alliance meeting include: Bulgaria, Croatia, Czechia, Finland, Hungary, Poland, Romania, Slovakia, Slovenia, Sweden, and France.

●	Unit 4 at India’s Kakrapar Nuclear Power Plant—the country’s second 700 MWe PHWR unit—has reached first criticality, according to state-run Nuclear Power Corp. of India Ltd. (NPCIL)

●	Emirates Nuclear Energy Corp. (ENEC) announced that fuel loading has been completed for Unit 4 (1,310 MWe PWR) at the Barakah Nuclear Energy Plant.

US Market Events

●	Centrus Energy started enrichment operations at its HALEU facility in Piketon, Ohio, and made its first delivery to the US Department of Energy, completing phase one of its contract with the Department by demonstrating its HALEU production process. Centrus will now move on to phase two of the contract, which requires a full year of HALEU production at the rate of 900 kilograms per year at that plant

●	Illinois Governor J.B. Pritzker signed legislation lifting a three-decade moratorium on development of nuclear reactors in the state.

●	Holtec International has started the program to build its first two SMR-300 reactor units at the Palisades site in Michigan.

●	US-based nuclear fuel developer Lightbridge Corp. and nuclear fuel supplier Centrus Energy Corp. agreed to conduct a front-end engineering and design (FEED) study to add a dedicated Lightbridge Pilot Fuel Fabrication Facility (LPFFF) at the American Centrifuge Plant in Piketon, Ohio.

●	The US Nuclear Regulatory Commission (NRC) has determined that Pacific Gas and Electric Co.’s (PG&E) License Renewal Application (LRA) for extended operations of the Diablo Canyon Power Plant in the state of California is sufficient for its review. PG&E is seeking to extend the plant’s operating licenses by an additional 20 years. Diablo Canyon is currently licensed to operate through November 2, 2024, for Unit 1 and through August 26, 2025, for Unit 2

enCore Energy Corp.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022

Our Assets

A Production Strategy Built on Existing, Licensed, and Near-term ISR Uranium Projects

The Company advises that it is not basing its production decisions at Rosita on a feasibility study of mineral reserves demonstrating economic and technical viability. The production decision is based on known past In-Situ Recovery (ISR) and processing operations at that production facility and surrounding lands. However, the Company understands that there is increased uncertainty, and consequently a higher risk of failure, when production is undertaken in advance of a feasibility study.

enCore Energy Corp.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022

NI 43-101 Mineral Resources

Pathway to production assets

Alta Mesa Project, South Texas	Million Tons	Grade eU3O8%	Attributable U3O8 (M lbs.*)
Measured & Indicated mineral resource (ISR)	1.57	0.109	3.41
Inferred mineral resource (ISR)	7.00	0.120	16.79

Dewey-Burdock Project, South Dakota
Measured & Indicated mineral resource (ISR)	7.39	0.116	17.12
Inferred mineral resource (ISR)	0.65	0.055	0.71

Gas Hills Project, Wyoming
Measured & Indicated mineral resource (ISR)	3.83	0.101	7.71
Inferred mineral resource (ISR)	0.41	0.052	0.43
Indicated mineral resource (non-ISR)	3.2	0.048	3.06
Inferred mineral resource (non-ISR)	0.11	0.030	0.06

Crownpoint & Hosta Butte Project, New Mexico
Indicated mineral resource (ISR)	10.96	0.117	25.7
Inferred mineral resource (ISR)	2.39	0.121	5.87

Other assets

Juniper Ridge Project, Wyoming
Indicated mineral resource (non-ISR)	5.14	0.058	6.01
Inferred mineral resource (non-ISR)	0.11	0.085	0.18

Aladdin Project, Wyoming
Indicated mineral resource (ISR)	0.47	0.111	1.04
Inferred mineral resource (ISR)	0.04	0.119	0.10

Centennial Project, Colorado
Indicated mineral resource (ISR)	6.87	0.090	10.37
Inferred mineral resource (ISR)	1.36	0.090	2.33

Historic Mineral Resources – Significant Projects	Million Tons	Grade eU3O8%	Attributable U3O8 (M lbs.*)
Nose Rock (non-ISR)	7.5	0.15	22.2
West Largo (non-ISR)	2.80	0.30	16.9
Treeline (non-ISR)	1.50	0.05	1.5
Ambrosia Lake (non-ISR)			6.8
Total Historic Mineral Resources			47.4

enCore Energy Corp.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022

MONTANA
Basin
Aladdin
SOUTH DAKOTA
Gas Hills
Powder River Basin
Dewey-Burdock
WYOMING
LMB
Shirley Basin
Dewey Terrace
NEBRASKA
Juniper Ridge
Centennial
UTAH
COLORADO
Nose Rock
Grants Mineral District *
Crownpoint & Hosta Butte
Ambrosia Lake
Treeline
West Largo
ARIZONA
NEW MEXICO
TEXAS
Butler Ranch
Upper Spring Creek
MEXICO
Rosita
Kingsville Dome
Alta Mesa
0 50 100 Miles
N
W
E
S
INDEX MAP
500 mi
Legend
enCore energy
Central Processing Plants & Projects
Pipeline to Production Projects
Key Projects
Other Projects
Uranium Districts
* enCore Energy controls ~50 % (468 sq. mile) of the mineral rights in the Grants Mineral District
United States
enCore Energy Projects
EU_US_MidWest_RegionalMap
DATE: Aug 08/2023
US National Atlas Equal Area
REV: 2

enCore Energy Corp.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022

South Texas in-Situ Recovery Uranium Processing Plants and Projects

Rosita Central In-Situ Recovery Uranium Processing Plant & Project (“Rosita”), South Texas

Highlights:

●	Went into production in November 2023

●	Located approximately 60 miles west of Corpus Christi, Texas and covers over 2,700 acres of mineral rights and plant facilities.

●	A fully licensed ISR production facility with a production capacity of 800,000 lbs of U3O8 per year.

●	The Rosita CPP receives uranium loaded resins from various remote South Texas projects and satellite wellfields.

●	Historic production – 1990 to 1999 with 2.65 million lbs U3O8 lbs produced from nearby production areas.

●	The Rosita CPP was fully refurbished and upgraded in 2022.

●	Infrastructure in place to increase capacity substantially when needed.

enCore Energy Corp.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022

The Rosita property holdings consist of mineral leases from private landowners.. All of the leases for the Rosita area provide for payment of sliding scale royalties based on the price of uranium, ranging from 6.25% to 18.25% of relevant uranium sales. The terms of the leases, allow for the lands to be held after the expiration of their primary and secondary terms if restoration and reclamation activities remain ongoing. The Company holds these leases by payment of annual property rental fees.

Uranium mineralization at the Rosita Project occurs as roll-fronts hosted in porous and permeable sandstones of the Goliad Formation, at depths ranging from 125 to 350 feet below the surface. Additional potential for roll-front mineralization exists between 500 and 700 feet in the Oakville Formation and is the subject of current exploration efforts.

The Rosita Project is comprised of four Texas Commission on Environmental Quality (TCEQ) authorized production area authorizations (PAA). Production areas 3 and 5 contain limited uranium resources. Wells in production areas 1 and 2 have been plugged and abandoned, surface reclamation is expected to be complete in 2024, pending acceptance by the TCEQ.

In September 2023, the Company received approval of production area 5, authorizing injection in the Rosita Project Extension wellfield in September. In November 2023, the Company received approval from TCEQ for the renewal of its radioactive material license for the Rosita Project. The underground injection control permit, issued on October 14, 2014, remains in good standing. As new areas are proposed for production outside of the currently approved PAAs, additional authorizations from TCEQ will be required. The waste disposal well permit has been renewed.

Satellite Operations for the Rosita Project

Rosita Project Extension, Duval County, Texas – In 2023 the Company completed construction of the wellfield and a satellite plant in this production area. Production from this area began in November 2023.

Rosita South, Duval County, Texas – Adjacent to the Rosita CPP, the Rosita South Project area provides one of the most optimal sources of satellite feed for the Rosita CPP. A recent exploration drilling program included thirty-two drill holes for a total of approximately 11,000 feet including 20 delineation drill holes and 12 deep exploration drill holes. Exploration drilling has identified 8 mineralized sands plus an additional 4 potentially mineralized sands. All of which are within 800 feet of the surface, and provide opportunities for discovery of future uranium resources across the entire Rosita Project. Delineation drill results established an extension of mineralization in the future production area. Further work on this project area has been deferred as drilling commenced on the Rosita Extension and the Company’s Alta Mesa Uranium Project. Further evaluation of historic and current data is in progress to prioritize prospective resource areas within the project area.

Butler Ranch Project, Karnes County, Texas – The Project is situated in the southwestern end of the Karnes County uranium mining district, which was one of the largest uranium production areas in Texas It is comprised of non-contiguous fee leases that cover an area of about 438 acres of mineral rights. .

Upper Spring Creek Project, Live Oak and Bee Counties, Texas – The Company acquired several mineral properties located in South Texas, within the area generally described as the Upper Spring Creek Project (USC) area. The Project is currently comprised of two distinct areas: USC Brown Area (Live Oak County) and USC Brevard Area (Live Oak and Bee Counties). The USC Brown Area Project is currently comprised of both Company-owned properties and both non-contiguous and contiguous fee leases that cover an area of approximately 510 acres of surface and mineral rights. We continue to actively pursue additional mineral properties for this project. The USC Brevard Area is currently comprised of a single lease of approximately 274 acres of surface and mineral rights. As with USC Brown Area, the Company is actively pursuing additional mineral properties for this Project. These properties are intended to be developed as satellite ion-exchange plants that will provide loaded resin to the Rosita CPP.

enCore Energy Corp.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022

Alta Mesa In-Situ Recovery Uranium Processing Plant and Associated Projects (“Alta Mesa”), South Texas

Highlights:

●	Fully licensed past-producing plant & existing resource located 80 miles from Rosita and 75 miles from Kingsville Dome.

●	Located in both Brooks and Jim Hogg Counties, Texas

●	Total operating capacity of 1.5 million lbs of uranium/year; planned production starting in 2024.

●	200,000+ acres of private land in South Texas uranium belt with exploration opportunities.

●	Current development activities include wellfield delineation and production pattern installation.

●	Refurbishment of the idled Alta Mesa ISR Uranium Processing Plant is nearing completion.

●	The Alta Mesa mine area contains existing resources and includes multiple PAAs yet to be developed.

●	Mesteña Grande prospective target areas include uranium mineral bearing sandstones of the Goliad, Lagarto, and Oakville Formations contained within approximately 52 linear miles of stacked geochemical reduction-oxidation contacts and mineralized uranium roll-fronts; only 5 miles have been closely drilled out to date.

Alta Mesa and Mesteña Grande – Mineral Resource Estimate (2023)16

	Resource Category	Tons (‘000)	Grade (%U3O8)	Contained U3O8
Within existing wellfields	Measured	54	0.152	164
Alta Mesa	Indicated	1,397	0.106	2,959
Mesteña Grande	Indicated	119	0.120	287
Total M&I Mineral Resources		1,570	0.109	3,410
Alta Mesa	Inferred	1,263	0.126	3,192
Mesteña Grande	Inferred	5,733	0.119	13,601
Total Inferred Mineral Resource		6,996	0.120	16,793

The CPP is located on a 45-acre surface tract within the existing mining lease area. The CPP was expanded in 2008 to allow it to operate at 7,500 gallons per minute and recover uranium on ion exchange resin at a rate of 1.5 million lbs U3O8 per year. The yellowcake drying and packaging system was increased to 2 million lbs U3O8 per year. The CPP is connected directly to the production areas through pipelines due to the proximity of the nearby uranium ore bodies. For more distant uranium ore bodies, the CPP can be modified to accept loaded resins transported from satellite IX systems in a manner similar to operations at the Rosita Project.

The Alta Mesa and Mesteña Grande Projects consist of uranium mining and exploration leases for uranium ISR mining (4,598 acres) and Mineral Options (195,501 acres) comprising 200,099 total acres with approved mining permits issued by the Texas Commission on Environmental Quality (“TCEQ”) and exploration permits approved by the Railroad Commission of Texas covering the mine area and nine large prospect areas. The Alta Mesa Project is located within a portion of the private land holdings of the Jones Ranch, and includes surface and mineral rights as well as oil and gas and other minerals including uranium. Active uses of the lands in addition to uranium exploration and production activities include agricultural use (cattle), oil and gas development, and private hunting. Previous owners include Chevron Resources Company, Total Minerals, Cogema Mining, Inc., Uranium Resources, Inc., Mesteña Uranium, LLC (MULLC), formed by landowners, and Energy Fuels, Inc. In 2016, Energy Fuels, Inc. acquired the Project from MULLC.

enCore Energy Corp.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022

The Alta Mesa Project produced approximately 4.6 million lbs of uranium oxide between 2005 and 2013 via In-Situ Recovery using an alkaline lixiviant processed at the Alta Mesa CPP. The facility was in production from 2005 until primary production ceased February 2013. The Project operated in a groundwater clean-up mode until February 2015; therefore, any uranium mined since 2013 remains as in-circuit inventory. The first wellfield (PAA-1) has completed final groundwater restoration and was approved by the Texas Commission on Environmental Quality in March 2018. All other wellfields are being maintained by a small bleed (less than 100 gpm) for permit compliance. The bleed solutions are disposed of in deep disposal wells.

Mineralization within the South Texas Uranium Province is interpreted to be dominantly roll-front type mineralization and primarily of epigenetic origin (Finch, 1996). Roll-fronts are formed along an interface between oxidizing groundwater solutions which encounter reducing conditions within the host sandstone unit. This boundary between oxidizing and reducing conditions is often referred to as the reduction-oxidation contact (REDOX) interface or front. The principal host sandstones associated with Alta Mesa and Mesteña Grande projects occur within the Goliad and Oakville formations, all known to be uranium bearing host sandstone formations in south Texas. Additional mineralization is noted in the underlying Catahoula Formation, however due to the fine-grained nature and depth of occurrence, the Catahoula Formation is not currently considered as a viable target in this region.

A radioactive material license issued by the TCEQ for the Alta Mesa project and the underground injection control permit are both in timely renewal and remain in good standing. Production can resume in areas already included in existing production area authorizations, and Production Area Authorization 7 (PAA-7) is fully authorized and currently undergoing installation of new production patterns. The Alta Mesa Project has two waste disposal wells that have had their permits recently renewed.

Kingsville Dome Central Processing Plant & Project, South Texas

The Kingsville Dome Project is located in Kleberg County, Texas and is comprised of multiple tracts of land leased from third parties. The Kingsville Dome CPP is situated on approximately 15 acres of Company-owned land, surrounded by leased acreage located approximately eight miles southeast of the city of Kingsville, Texas. The Project was constructed in 1987 as an up-flow uranium ion exchange circuit, with complete drying and packaging facilities within the recovery plant. The project produced uranium between 1988 and 1990, from 1996 to 1999, and from 2007 through 2009. Two independent resin processing circuits and elution systems comprise the plant’s processing equipment, along with a single drying circuit.

As currently configured, the Kingsville Dome CPP has a production capacity of 800,000 lbs of U3O8 per year. The Kingsville Dome CPP has been in a standby status since 2009. The CPP has two 500 gallon per minute reverse osmosis systems for groundwater restoration. The first unit was idled in 2010 and the second unit was idled in January of 2014 when groundwater restoration was completed. The CPP can serve as a processing facility that can accept resin from multiple satellite facilities. In addition to the CPP, there are four satellite ion exchange systems in the project area. Each of the satellite systems is capable of processing approximately 900 gallons per minute of uranium-bearing ISR fluids from well fields. These satellite plants can be relocated to alternate extraction sites as needed.

The project is comprised of numerous mineral leases from private landowners, covering an area of approximately 2,227 net acres of mineral rights. The leases are held through the payment of annual rents and include production royalties ranging from 6.25% to 9.375% based upon uranium sales. The leases initially had expiration dates ranging from 2000 to 2007; however, the Company continues to hold most of these leases through ongoing restoration activities. With a few minor exceptions, the leases contain clauses that permit us to extend the leases not held by production by payment of annual royalties.

The Company received approval of its radioactive material license covering the Kingsville Dome project from TCEQ in November 2023. In June 2016, the Company requested to withdraw its UIC permit and resubmit it at a later date. The request to withdraw was granted by the TCEQ in April 2017. As new areas are proposed for production, additional authorizations under the area permit will be required.

Satellite Operations for the Kingsville Dome Project

Vasquez Project, Texas. The Vasquez Project is located in southern Duval County, Texas, a short distance northwest of the town of Hebbronville. The project operated from 2004 through 2008 as a satellite plant operation to the Kingsville Dome CPP until the mineral resource was depleted and reclamation commenced. The Project is situated on a leased tract of land that is being held until final restoration has been completed. The Vasquez property consists of a mineral lease of 1,023 gross and net acres. While the primary term of the mineral lease expired in February 2008, the Company continues to hold the lease by carrying out restoration activities.

enCore Energy Corp.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022

Production Pipeline Projects

Dewey-Burdock Project, South Dakota

The Dewey-Burdock Project is one of the Company’s initial development priorities following the focus on production in South Texas. The Company’s 100% owned Dewey-Burdock Project is an ISR uranium project located in the Edgemont uranium district in South Dakota. Through property purchase agreements, mining leases and/or mining claims, the Project is comprised of approximately 12,613 surface acres and 16,962 net mineral acres. In December 2020, the Company filed an amended and restated NI 43-101 compliant independent Technical Report and Preliminary Economic Assessment (PEA) for the Project prepared by Woodard & Curran and Rough Stock Mining Services (the “Dewey- Burdock PEA”) with an effective date of December 3, 2019.15

2019 Mineral Resource Estimate Summary

ISR Resources	Measured	Indicated	M & I	Inferred
Lbs	14,285,988	2,836,159	17,122,147	712,624
Tons	5,419,779	1,968,443	7,388,222	645,546
Avg. GT	0.733	0.413	0.655	0.324
Avg. Grade (% U3O8)	0.132%	0.072%	0.116%	0.055%
Avg. Thickness (ft)	5.56	5.74	5.65	5.87

Note: Resource lbs and grades of U3O8 were calculated by individual grade-thickness contours. Tonnages were estimated using average thickness of resource zones multiplied by the total area of those zones.

An average uranium price of $55 per pound of U3O8 based on an average of recent market forecasts by various professional entities was determined to be an acceptable price for the PEA. Contracts for yellowcake transportation, handling and sales will be developed prior to commencement of commercial production. The estimated payback is in Quarter 4 of Year 2 with the commencement of design/procurement activities in Quarter 2 of Year 1 and construction beginning Quarter 4 of Year 1. The Project is estimated to generate net earnings over the life of the Project of $372.7 million (pre-U.S. federal income tax). It is estimated that the project has an internal rate of return (IRR) of 55% and an NPV of $171.3 million (pre-U.S. federal income tax) applying an 8% discount rate.

The estimated initial capital costs for the first two years of the Project life (Years -1 and 1) are approximately $31.7 million with sustaining capital costs of approximately $157.7 million spread over the next 17 years (Years 2 through 18) of operation. Direct cash operating costs are approximately $10.46 per pound of U3O8 produced excluding royalties and severance and conservation taxes. The total capital and operating costs average approximately $28.88 per pound (pre-U.S. federal income tax) U3O8 produced. Both the capital and operating costs are current as of the end of 2019. The predicted level of accuracy of the cost estimate is +/- 25%.

The PEA provides the results of the analyses for pre-U.S. federal income tax. All other sales, property, use, severance and conservations taxes as well as royalties are included. The PEA assumes no escalation, no debt, no debt interest and no capital repayment. There is no State of South Dakota corporate income tax.

The Company received its Source and Byproduct Materials License SUA-1600 on April 8, 2014, from the Nuclear Regulatory Commission (NRC), covering 10,580 acres for which the Company controls the mineral and surface rights. In December 2020, a petition for review of contentions previously resolved in favor of the Company was filed with the United States Court of Appeals for the District of Columbia Circuit (the “DC Circuit Court”). On August 9, 2022, the DC Circuit Court issued an opinion that deemed the actions taken by NRC in its licensing of the Dewey- Burdock Project were lawful and denied the petitioners’ request for further review. On March 20, 2023, following the denial of an “en banc” review by the DC Circuit Court the petitioners decided to not advance the appeal to a review by the Supreme Court of the United States. Therefore the NRC license is now final and effective.

In November 2020, the EPA issued the Company Class III and Class V UIC permits and the associated aquifer exemption for it’s Dewey-Burdock Project.  Subsequently, an appeal of the permit for the Class III and Class V UIC was filed to the Environmental Appeals Board (the “EAB”).  The aquifer exemption was appealed to the United States Court of Appeals for the Eighth Circuit (the “Eighth Circuit”). The EAB and the Eighth Circuit proceedings were stayed until such time as the DC Circuit Court challenge to the NRC license became final. The Company believes it will be successful in these proceedings as it was in the appeal of it’s Source and Byproduct Materials License.

Applications for the Company’s Groundwater Discharge Plan (“GDP”), Water Rights (“WR”) and Large Scale Mine Plan (“LSM”) permits to the Department of Agriculture and Natural Resources (DANR) in South Dakota were submitted in 2012.  All permit applications have been deemed complete and have been recommended for conditional approval by DANR staff, but any advancement is pending the outcome of the appeal process on permits from from the Environmental Protection Agency (EPA).

enCore Energy Corp.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022

Gas Hills Project, Wyoming

The Gas Hills Project is one of the Company’s development priorities following the focus on production in South Texas. The Company’s Gas Hills Project is located in the historic Gas Hills uranium district situated 45 miles east of Riverton, Wyoming. The Project consists of approximately 12,960 net mineral acres of unpatented lode mining claims, a State of Wyoming mineral lease, and private mineral leases, within a brownfield site which has experienced extensive development including mine and mill site production. In August 2021, the Company filed a maiden NI 43-101 compliant independent Technical Report and PEA for the Gas Hills Project prepared by WWC Engineering and Rough Stock Mining Services (the “Gas Hills PEA”) with an effective date of June 28, 2021. Importantly, an ISR resource estimate was established and supported by numerous hydrology studies confirming that the resources located below the water table are ideally suited for ISR mining techniques.

Resource Category	Million Tons	Grade eU3O8%	Attributable U3O8 (M lbs.*)
Measured & Indicated mineral resource (ISR)	3.83	0.101	7.71
Inferred mineral resource (ISR)	0.41	0.052	0.43
Measured & Indicated mineral resource (non-ISR)	3.20	0.048	3.06
Inferred mineral resource (non-ISR)	0.12	0.030	0.06

NI 43-101 Technical Report, Preliminary Economic Assessment, Gas Hills Uranium Project, Fremont and Natrona Counties, Wyoming, USA, completed by WWC Engineering and Rough Stock Mining Services (effective 28 June 2021) (“Gas Hills Technical Report and PEA”)17.

The PEA indicates a pre-tax NPV of $120.9 million at an 8 percent discount rate with an IRR of 116 percent compared to an after-tax NPV of $102.6 million at an 8 percent discount rate with an IRR of 101 percent. The mine plan and economic analysis are based on the following assumptions:

●	NI 43-101 compliant estimate of Mineral Resources and a recovery factor of 80 percent

●	A U3O8 sales price of $55.00/lb, U3O8

●	A mine life of 11 years

●	A pre-income tax cost including royalties, state and local taxes, operating costs, and capital costs of $28.20/lb, and

●	Initial capital costs of $26.0 million

Costs for the Project are based on economic analyses for similar ISR uranium projects in the Wyoming region as well as WWC’s in house experience with mining and construction costs. All costs are in U.S. Dollars (USD). To date, no detailed design work has been completed for the wellfields or the satellite plant. The Project consists of four resource areas that contain ISR amenable resources: the West Unit, Central Unit, South Black Mountain, and Jeep. There is an additional non-ISR amenable resource area at the Project named the Rock Hill Unit as well as other shallow deposits with resources located above the water table that were not considered in the economic assessment portion of this PEA. For the purposes of this PEA, uranium recovery was estimated at 6,507,000 lbs U3O8 at a production rate of 1.0 million lbs U3O8 per year with a long-term uranium price of USD $55.00/pound U3O8. The uranium mineralization is contained in roll-front deposits hosted by arkosic sandstone beds of the Eocene Wind River Formation. Based on areas of wide-spaced limited historical drilling and areas of past mine production, the Company believes that there is sufficient geological evidence to interpret that mineralization may extend from current mineral resource areas along identified trends. The Company is now focused on commencing the permitting process and growing the ISR-amenable resources at the Gas Hills Project.

Crownpoint and Hosta Butte Uranium Project, New Mexico

The Crownpoint and Hosta Butte Project is located in the Grants Uranium Region and offers a long-term development opportunity for the Company. The Grants Uranium Region is located in northwestern New Mexico and is part of the Colorado Plateau physiographic province. The area has been the most prolific producer of uranium in the US with production as early as 1948 and over 347 million lbs of U3O8 having been produced from the region. The majority was produced between the years 1953 through 1990.

enCore Energy Corp.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022

Total Indicated Mineral Resources

0.02% eU3O8 Grade Cutoff and GT Cutoff* 0.25%		Total Indicated Resource	enCore Controlled
Crownpoint	Lbs eU3O8	19,565,000	16,223,000
	Tons	9,027,000	7,321,000
	Avg. Grade % eU3O8	0.108	0.111
Hosta Butte	Lbs eU3O8	9,479,000	9,479,000
	Tons	3,637,000	3,637,000
	Avg. Grade % eU3O8	0.130	0.130
Total Indicated Mineral Resource	Lbs eU3O8	29,044,000	25,702,000
	Tons	12,664,000	10,958,000
	Avg. Grade % eU3O8	0.115	0.117

Lbs and tons as reported are rounded to the nearest 1,000.

*	GT cutoff: Minimum Grade (% eU3O8) x Thickness (Feet) for Grade > 0.02 % eU3O8.

Total Inferred Mineral Resources

0.02% eU3O8 Grade Cutoff and GT Cutoff* >0.25%		Total Inferred Resource	enCore Controlled
Crownpoint	Lbs eU3O8	1,445,000	1,388,000
	Tons	708,000	676,000
	Avg. Grade % eU3O8	0.102	0.103
Hosta Butte	Lbs eU3O8	4,482,000	4,482,000
	Tons	1,712,000	1,712,000
	Avg. Grade % eU3O8	0.131	0.131
Total Inferred Mineral Resource	Lbs eU3O8	5,927,000	5,870,000
	Tons	2,420,000	2,388,000
	Avg. Grade % eU3O8	0.122	0.121

Lbs and tons as reported are rounded to the nearest 1,000

*	GT cutoff: Minimum Grade (% eU3O8) x Thickness (Feet) for Grade > 0.02 % eU3O8.

On February 25, 2022, and revised on March 16, 2022, the Company issued the NI-43-101 Technical Report, Crownpoint and Hosta Bute Uranium Project, McKinley County, New Mexico, USA completed by BRS Inc. and enCore Energy Corp1. The report was authored by Douglas L. Beahm, P.E., P.G., Principal, BRS, Inc. and coauthored by Carl Warren, P.E., P.G., Project Engineer, BRS Inc. and W. Paul Goranson, P.E., CEO, enCore Energy Corp.

The Project is comprised of approximately 3,020 acres mineral estate outright and is located outside of the Navajo Reservation on the western edge and to the southwest of the small town of Crownpoint, New Mexico,. There are no annual payments, maintenance, or other requirements to be met to maintain the mineral estate subject only to a 3% gross proceeds royalty on uranium mined from the Project. Surface rights are held separately from the mineral rights on the Project. The surface rights have not been removed from development and are not under other restrictions. A portion of the Project is included within the existing NRC source material license area that is held by a subsidiary of Laramide Resources, Ltd.

Uranium mineralization is typical of sandstone hosted roll-front deposits found within the Western US. The Westwater Canyon member of the Morrison Formation is the principal host of uranium mineralization in the vicinity of the Project and is approximately 360 feet thick. For the purposes of estimating mineral resources, the authors subdivided the Westwater Canyon into four vertically and laterally distinct sand units/zones.

enCore Energy Corp.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022

In the Crownpoint area, mineralized thickness ranges from the minimum of 2 feet to over 40 feet. The average thickness of all intercepts was 7.6 feet. Average grade – thickness (GT) of all intercepts was 0.77%. Grade varies from the minimum grade cutoff of 0.02 % eU3O8 to a maximum grade by intercept of 0.38 % eU3O8. Individual mineralized trends may persist for several thousand feet with trend width typically in the range from 100 up to 400 feet.

In the Hosta Butte area mineralized thickness ranges from the minimum of 2 feet to over 33 feet. The average thickness of all intercepts was 7.4 feet. Average GT of all intercepts was 0.83%. Grade varies from the minimum grade cutoff of 0.02 % eU3O8 to a maximum grade by intercept of 0.52 % eU3O8. Individual mineralized trends may persist for 2,000 feet or more with trend width typically in the range of 100 to 300 feet.

Previous drilling within the Crownpoint area focused on portions of Sections 19 and 29 of T17N, R12W; and Section 24 of T17N, R13W. Within the Crownpoint area, 482 rotary drill holes and 37 core holes were completed. Previous drilling within the Hosta Butte area was conducted within Sections, 3, 9, and 11 of T16N, R13W. Previous drilling at Hosta Butte focused primarily on Section 3 with 133 rotary holes and 2 cores holes completed. In Sections 9 and 11 of T16N, R13W, 14 rotary drill holes and 32 rotary drill holes were completed, respectively.

Other Assets

Historic Mineral Resources – Significant Projects in New Mexico

Nose Rock, New Mexico.

The Nose Rock Project is located in McKinley County New Mexico, USA on the northern edge of the Grants Uranium District, approximately 10 miles north-northeast of the Crownpoint and Hosta Butte Project. The Nose Rock property consists of 42 owned unpatented lode mining claims comprising over 800 acres.

West Largo, New Mexico

The West Largo Project consist of approximately 3,840 acres in McKinley County, New Mexico, along the north-central edge of the Grants Uranium District. The majority of the property is held through deeded mineral rights and also includes 75 unpatented lode claims. The property is located on six contiguous sections of land: 17, 19, 20, 21, 28 and 29, all within T15N, R10W. The West Largo Project is about 6 miles northwest of the westernmost deposits in the Ambrosia Lake District and about 5 miles east-northeast of the West Ranch area deposits. The West Largo Project was acquired by the Company with the Westwater Assets Acquisition on December 31, 2020. There are no current Mineral Reserves or Mineral Resources on the West Largo property.

Ambrosia Lake-Treeline, New Mexico

The Ambrosia Lake - Treeline Property consists of the Treeline Property owned by the Company and the Ambrosia Lake property that was acquired through the Westwater Assets Acquisition on December 31, 2020. The combined property consists of deeded mineral rights totaling 24,555 acres and a mining lease along with certain unpatented mining claims covering approximately 1,700 acres. The Project is located approximately 115 miles west-northwest of Albuquerque, in McKinley and Cibola Counties, Grants Uranium District, New Mexico. The Project is situated within the boundaries of the Ambrosia Lake mining district, which is the largest uranium mining area (in terms of lbs of U3O8 production) in the United States. There are no current Mineral Reserves or Mineral Resources on the Ambrosia Lake - Treeline property.

Checkerboard Mineral Rights, New Mexico

The land position covers approximately 300,000 acres of deeded ‘checkerboard’ mineral rights, also known as the Frisco and Santa Fe railroad grants. They are located within a large area of about 75 miles long by 25 miles wide along trend of the Grants Uranium District. The properties are located primarily in McKinley County in northwestern New Mexico. The properties are approximately 125 miles northwest of Albuquerque. There are no current uranium resources or reserves on the McKinley Properties.

enCore Energy Corp.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022

References

1.	NI-43-101 Technical Report, Crownpoint and Hosta Bute Uranium Project, McKinley County, New Mexico, USA completed by BRS Inc. and enCore Energy Corp. (effective February 25, 2022).

2.	S. Hall, M. Mihalasky, K. Turek, J. Hammarstrom & M. Hannon “Genetic and grade and tonnage models for sandstone-hosted roll-type uranium deposits, Texas Coastal Plain, USA”, published in Ore Geology Reviews 80 (2017).

3.	M. Mihalsky and S. Hall, “Assessment of Undiscovered Sandstone-Hosted Uranium Resources in the Texas Coastal Plain, 2015” U.S. Department of the Interior, U.S. Geological Survey, ISSN 2327-6916 (print), Fact Sheet 2015-3069, November 2015.

4.	McLemore, Virginia T., Prin. Senior Economic Geologist, “Uranium Resources in New Mexico”, New Mexico Bureau of Geology & Mineral Resources” which incorporates a table entitled: Estimated uranium resources in New Mexico, 2017 (updated from McLemore, et al., 2011, 2013.

5.	M. Hassan Alief, Technical Report on Section 1, T18N, R12W, Nose Rock Uranium Property, McKinley County, New Mexico, reported an effective February 9, 2009, for Strathmore Minerals Corp.

6.	Behre Dolbear & Company (USA) Inc., 2011, Technical Report on the Nose Rock Project of Uranium Resources Inc., prepared by Robert D. Maxwell, CPG.

7.	Behre Dolbear & Company (USA) Inc., 2011, Technical Report on the West Largo Project of Uranium Resources Inc., prepared by Robert D. Maxwell, CPG.

8.	Conoco Inc., Internal Memorandum, Treeline Uranium Property, McKinley County, New Mexico, 1978.

9.	Behre Dolbear & Company (USA) Inc., 2010, Technical Report on the Ambrosia Lake Project of Uranium Resources Inc., prepared by Robert D. Maxwell, CPG and Bernard J. Guarnera, RPG, CPG. The report references Historic Mineral Resources with sources including:

a.	Sec 27-14N-10W estimated by Capitan, Melvin, Feb 25, 2008, Uranium Resources Inc., “Ore Reserve Calculation Sheet 3, T14N R10W Section 27”, in Maxwell, Robert, CPG and Bernard Guarnera, March 1, 2010, Technical Report on Ambrosia Lake Project, Section 27, et al., Behre Dolbear Report 07-019.

10.	Wilton, Dean T., CPG, PG, MAIG, Chief Geologist Westwater Resources, 2018, Technical Report on the Ambrosia Lake Uranium Project, McKinley County, USA. This report outlines several Historic Mineral Resources including:

b.	Sec 25-14N-10W estimated by Yancy & Associates, May 1997, Mine Plan - Sections 23 and 25 Ambrosia Lake, New Mexico, for Rio Algom Mining Corporation, Quivira Mining Company

c.	Sec 17-13N-9W estimated by Nelson, Jon, Uranium Resources Inc., January 18, 2008.

d.	Sec 13-13N-9W estimated by Nelson, Jon, Uranium Resources Inc., June 29, 2007.

11.	Juniper Ridge Uranium Project, Carbon County, Wyoming, USA. Amended and Restated NI 43-101 Mineral Resource and Preliminary Economic Assessment, completed by Douglass L. Beahm, P.E., P.G., Principal Engineer, BRS Inc. and Terrance P. (Terry) McNulty. P.E, D.Sc., T.P McNulty and Associates (effective June 9, 2017).

12.	NI 43-101 Preliminary Assessment, Powertech Uranium Corp., Centennial Uranium Project, Weld County, Colorado completed by SRK Consulting (effective June 2, 2010) (“Centennial Technical Report and PEA”).

13.	NI 43-101 Technical Report, Preliminary Economic Assessment. Dewey-Burdock Uranium ISR Project, South Dakota, USA, completed by Woodard & Curran and Rough Stock Mining Services (effective December 3, 2019) (“Dewey Burdock Technical Report and PEA”).

14.	Technical Report on the Aladdin Uranium Project, Crook County, Wyoming, completed by Jerry D. Bush, certified Professional Geologist (effective June 21, 2012).

15.	NI 43-101 Technical Report, Preliminary Economic Assessment, Gas Hills Uranium Project, Fremont and Natrona Counties, Wyoming, USA, completed by WWC Engineering and Rough Stock Mining Services (effective June 28, 2021) (“Gas Hills Technical Report and PEA”).

16.	NI-43-101 Technical Report Summary for the Alta Mesa Uranium Project, Brooks and Jim Hogg Counties, Texas, USA completed by BRS Engineering. (Effective January 19, 2023).

enCore Energy Corp.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022

Use of Proceeds from Previous Financings

On February 14, 2023, the Company completed its acquisition of the Alta Mesa Project. Pursuant to the terms of the offering, 23,277,000 subscription receipts issued on December 6, 2022 at a price of C$3.00 per Subscription Receipt, were automatically converted into units for gross proceeds of C$69,831,000 ($51,738,164). Each unit is comprised of one common share of enCore and one share purchase warrant. Each warrant entitles the holder to purchase one additional share at a price of C$3.75 for a period of three years. The Company paid commissions of C$4,074,600 ($3,018,893), other cash issuance costs of C$231,291 ($171,365) and issued 1,350,000 finders’ warrants with a fair value of C$1,909,916 ($1,415,067). 1,066,500 of the finder’s warrants are exercisable into one common share of the Company at a price of C$3.91 for 27 months from closing; 283,500 of the finder’s warrants are exercisable into one common share of the Company at a price of C$3.25 for 27 months from closing. As expected, the full net proceeds of $48,527,161 (C$65,497,109) of this financing were used to fund a portion of the cash consideration paid in the Company’s acquisition of the Alta Mesa Project.

On February 8, 2023, the Company issued 10,615,650 units for a public offering at a price of C$3.25 per unit, for gross proceeds of $25,561,689 (C$34,500,863). Each unit consisted of one common share and one-half share purchase warrant. Each whole warrant entitles the holder to purchase one additional share at a price of C$4.05 for a period of three years. The Company paid commissions of $1,504,047 (C$2,030,012) and other cash issuance costs of $391,939 (C$529,000). Net proceeds received from this deal were $23,665,703 (C$31,941,851).

The following table outlines the proposed use of proceeds from the offering on the closing date and as at December 31, 2023:.

	Proposed use of net proceeds $	Actual use of net proceeds $
The Project - Alta Mesa	12,226,421	10,429,442
Crownpoint Hosta Butte Uranium Project	75,572	-
Marquez-Juan Tafoya Uranium Project	269,690	4,550
Dewey Burdock Project	926,132	212,153
Gas Hills Project	259,317	22,804
Upper Spring Creek	444,543	519,561
Rosita Plant & Satellite Projects	1,592,947	2,536,381
Acquisition of Wireline Testing Equipment	3,097,725	3,100,000
Kingsville Dome (including Kingsville Dome Facility)	629,770	75,560
Contingency	1,366,548	-
Working Capital	2,777,038	6,765,252
	23,665,703	23,665,703

The above table is not presented according to accounting standards.

Variations from proposed use and impacts

●	The Company completed its acquisition of 200,000 lbs of Uranium for an additional cash payment of $6,750,000, which was sold on April 14, 2023, for gross proceeds of $9,660,000.

●	In July of 2023, the Company divested of its subsidiary entity Neutron Energy, Inc which owns the Marquez-Juan Tafoya Uranium Project.

Use of all proceeds supports the Company’s continued focus on development of its near-term production assets in South Texas as well as its exploration activities.

enCore Energy Corp.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022

Selected Annual Information

The following is a summary of selected information of the Company for the years ended December 31, 2023, 2022 and 2021:

Continuing Operations	2023 $	2022 $	2021 $
Total revenues	-	-	-
Deferred exploration and evaluation expenditures	10,700,027	9,860,682	2,357,254
Staff Costs	10,675,267	4,130,741	1,582,326
Professional Fees	6,770,793	2,203,163	581,408
Operating expenditures	35,842,888	18,741,547	9,214,094
Other income	14,099,468	2,226,158	650,621
Net Loss	(21,743,420)	(16,515,389)	(8,563,473)
Basic and diluted loss per share	(0.15)	(0.16)	(0.13)

Financial Position	2023 $	2022 $	2021 $
Intangible assets	513,721	528,282	491,996
Property, plant and equipment	14,969,860	2,334,421	1,603,679
Marketable securities	19,932,839	784,832	-
Mineral properties	267,209,138	145,219,086	136,079,578
Mining properties	5,301,820	-	-
Right-of-use assets	443,645	185,614	244,564
Deferred acquisition costs	-	6,009,303	-
Deferred financing costs	-	3,162,936	-
Restricted Cash	7,679,859	54,568,668	4,517,139
Share Capital	328,247,304	190,610,250	162,582,365

Significant items causing variations in:

Annual Results

●	Staff Costs for the twelve months ended December 31, 2023 were $10,675,267, compared to $4,130,741 for the twelve months ended December 31, 2022. In 2023 the Company saw significant growth in the addition of almost 50 new employees to support the Company’s plans for exploration, development, and production at Rosita, wellfield development and plant refurbishment at Alta Mesa, and an increased need for management.

●	Professional fees for the twelve months ended December 31, 2023 were $6,770,793, compared to $2,203,163 for the twelve months ended December 31, 2022. This significant increase year over year is primarily driven by increased legal and accounting expenses associated with a significant increase in activity levels in 2023. In 2023, the Company acquired its first US exchange listing, completed two financings, began an at-the-market (ATM) program, closed on a significant acquisition, repaid $40M in debt, saw significant increases in operations activities, and went into production.

●	Operating expenditures for the twelve months ended December 31, 2023 were $35,842,888, compared to $18,741,547 for the twelve months ended December 31, 2022. This significant increase year over year reflects increased staffing and activity levels as a result of the significant growth the Company experienced in 2023.

●	In 2023, the Company acquired the Alta Mesa project and saw significant levels of exploration and development activities occur which are reflected in the significant increase in the Company’s mineral property assets. At December 31, 2023 the company held $267,209,138 in mineral properties, whereas at December 31, 2022 the Company’s mineral property holdings were $145,219,086.

enCore Energy Corp.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022

Quarterly Information

The following selected financial data is prepared in accordance with IFRS for the last eight quarters ending with the most recently completed quarter:

	December 31,	September 30,	June 30,	March 31,
	2023 $	2023 $	2023 $	2023$
Operating expenses, excluding stock option expense	(13,077,861)	(5,489,193)	(5,869,884)	(6,867,203)
Stock option expense	(1,003,448)	(1,525,160)	(1,143,656)	(866,483)
Interest income	45,363	19,725	7,984	320,275
Interest expense	(525,018)	(1,207,011)	(1,200,000)	(600,000)
Foreign exchange gain (loss)	(2,945,741)	1,621,940	(882,750)	(3,941)
Gain on divestment of mineral interests	-	8,010,687	2,056,638	24,240
Gain on change in reclamation estimate	221,185	-	-	-
Gain (loss) on marketable securities	609,859	7,234,293	(1,344,596)	(581,721)
Gain (loss) on sale of uranium Investment	(22,000)	638,500	858,500	1,100,500
Net Income (loss)	(16,697,661)	9,303,781	(7,517,764)	(7,474,333)
Basic and diluted earnings (loss) per share[1]	(0.10)	0.06	(0.06)	(0.06)

	December 31,	September 30,	June 30,	March 31,
	2022 $	2022 $	2022 $	2022$
Operating expenses, excluding stock option expense	(4,734,898)	(3,078,477)	(2,402,241)	(2,781,276)
Stock option expense	(1,050,522)	(1,601,058)	(1,864,891)	(1,228,184)
Interest income	232,961	103,921	63,566	5,684
Interest expense	2,677	(3,662)	(719)	(852)
Loss on write-off of sales tax recoverable	(91,289)	-	-	-
Foreign exchange gain (loss)	(76,139)	30,147	317	(12,781)
Gain (loss) on divestment of mineral interests	22,481	176	1,552,912	48,480
Gain (loss) on change in reclamation estimate	(157,227)	-	-	-
Gain (loss) on marketable securities	167,172	(88,153)	978,386	-
Gain on sale of uranium Investment	(308)	308	-	35,000
Gain (loss) from investment in associate	9,677	(449,942)	(65,863)	(80,772)
Miscellaneous Income	(1,802)	1,802	-	-
Net Income (loss)	(5,677,217)	(5,084,938)	(1,738,533)	(4,014,701)
Basic and diluted loss per share[1]	(0.05)	(0.05)	(0.02)	(0.04)

[1]	Basic and diluted loss per share has been adjusted to reflect the share consolidation that occurred on September 14, 2022.

Significant items causing variations in Quarterly Results:

●	Operating expense for the three months ended December 31, 2023, were $13,077,861 as compared to $4,734,898 for the three months ended December 31, 2022. This large increase reflects the significant growth and increased activity levels the Company experienced in 2023. 2023 was a transformational year for the Company that saw the addition of almost 50 employees, a large acquisition, the Company’s first US exchange listing and its first uranium production.

●	Gains recognized on the fair value of marketable securities for the three months ended December 31, 2023, were $609,859 as compared to a loss of ($157,227) for the three months ended December 31, 2022. This difference reflects a significant increase in the quantity of marketable securities held by the Company as a result of its two separate non-core asset divestment transactions in 2023 to Nuclear Fuels, Inc and Anfield Energy, Inc.

●	Interest expense for the three months ended December 31, 2023, was $525,018 compared to a gain of $2,677 for the three months ended December 31, 2022. This increase is attributable to interest accrued for the current period on the Company’s issuance of a $60,000,000 convertible promissory note in February 2023.

●	Foreign exchange losses for the three months ended December 31, 2023, were $2,945,741 compared to the loss of $91,289 for the three months ended December 31, 2022. This change reflects the increase in assets and liabilities as well as the impact of foreign exchange fluctuations on the Company’s Canadian Dollar denominated financial assets and liabilities.

enCore Energy Corp.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022

Liquidity and Capital Resources

As at December 31,2023, the Company had cash and cash equivalents of $7,493,424 (December 31, 2022 - $2,512,012) and working capital of $19,045,294 (December 31, 2022 - $7,017,115). Operations to date have been funded primarily from the issue of share capital. Management estimates that it has adequate working capital to fund planned activities for the next year. The Company’s long-term continued operations are dependent on its ability to monetize assets, raise funding from loans or equity financings, deliver uranium into sales at a price above cost, or through other arrangements. There is no assurance that future financing activities will be successful.

On February 8, 2023, the Company issued 10,615,650 units for a public offering at a price of C$3.25 per unit, for gross proceeds of $25,561,689 (C$34,500,863). Each unit consisted of one common share and one-half share purchase warrant. Each whole warrant entitles the holder to purchase one additional share at a price of C$4.05 for a period of three years. The Company paid commissions of $1,504,047 (C$2,030,012) and other cash issuance costs of $391,939 (C$529,000). Net proceeds received from this deal were $23,665,703 (C$31,941,851).

On February 14, 2023, 23,277,000 subscription receipts issued December 6, 2022, at a price of C$3.00 per Subscription Receipt were converted into units for gross proceeds of C$69,831,000 ($51,738,164). Each unit is comprised of one common share of enCore and one share purchase warrant. Each warrant entitles the holder to purchase one additional share at a price of C$3.75 for a period of three years. The Company paid commissions of C$4,074,600 ($3,018,893), other cash issuance costs of C$231,291 ($171,365) and issued 1,350,000 finders’ warrants with a fair value of C$1,909,916 ($1,415,067). 1,066,500 of the finder’s warrants are exercisable into one common share of the Company at a price of C$3.91 for 27 months from closing; 283,500 of the finder’s warrants are exercisable into one common share of the Company at a price of C$3.25 for 27 months from closing.

From January 1 through December 31, 2023, the Company issued:

●	6,073,478 shares for warrants exercised for gross proceeds of $14,969,182.

●	575,676 shares for stock options exercised for gross proceeds of $557,470.

●	15,690,943 shares for its At-The-Market (ATM) program for gross proceeds of $49,444,616.

Contractual Obligations

	Payments Due by Period
Type of Obligation	Total	< 1 year	1-3 years	4-5 years	After 5 years
Finance Lease Obligations	$530,601	$206,196	$269,178	$55,227	$-
Purchase Obligations[1]	9,822,500	9,822,500	-	-	-
Other Obligations[2]	1,507,829	1,472,829	35,000	-	-
Total Contractual Obligations	$11,860,930	$11,501,525	$304,178	$55,227	$-

[1]	“Purchase Obligation” means an agreement to purchase goods or services that is enforceable and legally binding.

[2]	“Other Obligations” means other financial liabilities reflected on the company’s statement of financial position.

Transactions with Related Parties

Key management personnel and compensation

Related parties include key management of the Company and any entities controlled by these individuals as well as other entities providing key management services to the Company. Key management personnel consist of directors and senior management including the Executive Chairman, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, and Chief Administrative Officer.

enCore Energy Corp.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022

The amounts paid to key management or entities providing similar services are as follows:

		December 31,	December 31,
		2023	2022
		$	$
Consulting	(1)	154,529	103,514
Data acquisition		-	55,150
Directors’ fees	(2)	185,583	192,604
Office and administration		-	-
Staff costs		5,956,285	1,607,211
Stock option expense		3,586,512	4,729,503
Total key management compensation		9,882,909	6,687,982

(1)	During the year ended December 31, 2023, the Company incurred communications & community engagement consulting fees of $147,529 (2022 - $103,514) according to a contract with Tintina Holdings, Ltd., a Company owned and operated by the spouse of the Company’s Executive Chairman. The Company also incurred finance and accounting consulting fees of $7,000 (2022 – nil) according to a contract with Hovan Ventures LLC, a Company owned and operated by the former CFO for the Company.

The Tintina Holdings, Ltd contract was reassigned to a Company named 5 Spot Corporation, a new Company owned by the spouse of the Company’s Executive Chairman.

(2)	Directors’ Fees are included in staff costs on the consolidated statements of loss and comprehensive loss.

During the year ended December 31, 2023, the Company granted 2,075,000 (2022 – 2,566,667) options to key management, with a fair value of $3,174,594 (2022 - $6,496,785).

As of December 31, 2023, and December 31, 2022, the following amounts were owing to related parties:

		December 31,	December 31,
		2023	2022
		$	$
5 Spot Corp	Consulting services	12,000	12,744
Hovan Ventures LLC	Consulting services	7,000	-
Officers and Board members	Accrued compensation	2,501,594	428,630
		2,520,594	441,374

Financial Instruments and financial risk management

Please refer to the December 31, 2023, consolidated financial statements on www.sedarplus.ca or on the SEC’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system at www.sec.gov/edgar.

In January 2024, the Company subscribed to a unit offering with Nuclear Fuels Inc. whereby the Company acquired 1,716,260 units at a price of C$0.60 per unit for gross consideration of C$1,029,756. Each unit is comprised of one common share and one-half of one share purchase warrant, with each whole warrant being exercisable into an additional common share at a price of C$0.80 for a period of 3 years, expiring January 24, 2027.

Off Balance Sheet Arrangements

At December 31, 2023, the Company had no material off-balance sheet arrangements such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that trigger financing, liquidity, market or credit risk to the Company.

Accounting Policies and Critical Accounting Estimates

Critical accounting estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to use judgment in applying its accounting policies and estimates and assumptions about the future. Estimates and other judgments are continuously evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. Although management uses historical experience and its best knowledge of the expected amounts, events or actions to form the basis for estimates, actual results may differ from these estimates.

enCore Energy Corp.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022

Critical accounting estimates:

The assessment of the recoverable amount of mineral properties as a result of impairment indicators

When indicators of impairment are identified, recoverable amount calculations are based either on discounted estimated future cash flows or on comparable recent transactions. The assumptions used are based on management’s best estimates of what an independent market participant would consider appropriate. Changes in these assumptions may alter the results of impairment testing, the amount of the impairment charges recorded in the statement of loss and comprehensive loss and the resulting carrying values of assets.

Asset retirement obligations

Significant estimates were utilized in determining future costs to complete groundwater restoration, plugging and abandonment of wellfields and surface reclamation at the Company’s uranium ISR sites. Estimating future costs can be difficult and unpredictable as they are based principally on current legal and regulatory requirements and ISR site closure plans that may change materially. The laws and regulations governing ISR site closure and remediation in a particular jurisdiction are subject to review at any time and may be amended to impose additional requirements and conditions which may cause our provisions for environmental liabilities to be underestimated and could materially affect our financial position or results of operations. Estimates of future asset retirement obligation costs are also subject to operational risks such as acceptability of treatment techniques or other operational changes.

Critical accounting judgments:

The assessment of indicators of impairment for mineral properties

The Company follows the guidance of IFRS 6 to determine when a mineral property asset is impaired. This determination requires significant judgment. In making this judgment, the Company evaluates, among other factors, the results of exploration and evaluation activities to date and the Company’s future plans to explore and evaluate a mineral property.

Valuation of acquired mineral properties

The valuation of mineral properties acquired by the Company requires significant judgement. Acquired mineral properties are valued at their fair market value which can require significant estimates in future cash flows, production, and timing.

Business combinations and divestments

The determination of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgments, taking into account all facts and circumstances. A business is presumed to be an integrated set of activities and assets capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs or economic benefits.

Divestments are accounted for on an individual basis according to the IFRS and IAS standards applicable to the specific transaction.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to the Company’s management, including its CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures. As of December 31, 2023, the CEO and CFO have each concluded that the Company’s disclosure controls and procedures, as required by the applicable rules of the Canadian Securities Administrators (or Canadian securities regulatory authorities) are effective to achieve the purpose for which they have been designed.

It should be noted that while the Company’s CEO and CFO believe that the Company’s disclosure controls and processes will provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and processes will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met.

enCore Energy Corp.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022

Management’s Responsibility for Financial Statements

The information provided in this report, including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the financial statements.

Other MD&A Requirements

Additional disclosure of the Company’s technical reports, material change reports, news releases and other information can be obtained on SEDAR+ at www.sedarplus.ca or on the SEC’s EDGAR system at www.sec.gov/edgar.

Contingencies

There are no contingent liabilities that have not been disclosed herein.

Proposed Transactions

There are no proposed transactions that have not been disclosed herein.

Risk Factors and Uncertainties

Prior to making an investment decision, investors should consider the investment risks set out below and those described elsewhere in this document, which are in addition to the usual risks associated with an investment in a business at an early stage of development. The directors of the Company consider the risks set out below to be the most significant to potential investors in the Company but are not all of the risks associated with an investment in securities of the Company. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Directors are currently unaware, or which they consider not to be material in relation to the Company’s business, actually occur, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the price of the Company’s securities could decline, and investors may lose all or part of their investment.

Availability of financing

There is no assurance that additional funding will be available to the Company for the substantial capital required to bring a mineral project to the production decision or to place a property into commercial production. There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its properties.

Title matters

While the Company has performed its diligence with respect to title of its properties, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements of transfer or other adverse land claims, and title may be affected by undetected defects.

Management

The Company is dependent on a small number of key personnel, the loss of any of whom could have an adverse effect on the Company.

Economics of developing mineral properties

Mineral exploration and development includes a high degree of risk and few properties which are explored are ultimately developed into producing mines. With respect to the Company’s properties, should any mineral resource exist on each of the Company’s properties, substantial expenditures will be required to confirm that mineral reserves sufficient to commercially mine exist on its current properties, and to obtain required environmental approvals and permits to commence commercial operations. Should any resource be defined on such properties, there can be no assurance that the mineral resources on such properties can be commercially mined or that the metallurgical processing will produce economically viable, merchantable products. The decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend upon the results of exploration programs and/or feasibility studies, the recommendations of duly qualified engineers and/or geologists, all of which involve significant expense. This decision involves consideration and evaluation of several significant factors including, but not limited to: (i) costs of bringing a property into production, including exploration and development work, preparation of production feasibility studies and construction or acquisition of production facilities; (ii) availability and costs of financing; (iii) ongoing costs of production; (iv) market prices for the minerals to be produced; (v) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (vi) political climate and/ or governmental regulation and control.

enCore Energy Corp.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022

The ability of the Company to sell and profit from the sale of uranium from any of the Company’s properties will be subject to the prevailing conditions in the global marketplace at the time of sale. The global marketplace is subject to global economic activity and changing attitudes of consumers and other end-users’ demand for uranium. Many of these factors are beyond the control of the Company and therefore represent a market risk which could impact the long-term viability of the Company and its operations.

Foreign Exchange Risk

A portion of the Company’s financial assets and liabilities are denominated in Canadian Dollars. The Company monitors this exposure but has no hedge positions. The Company is exposed to foreign currency risk on fluctuations to cash, marketable securities, accounts payable and accrued liabilities, and due to related parties, that are denominated in Canadian Dollars. At December 31, 2023, a 10% change in the value of the Canadian Dollar as compared to the US Dollar would affect net loss and shareholders’ equity by approximately $2,049,192.

Credit Risk

Credit risk arises from cash held with banks and financial institutions and receivables. The maximum exposure to credit risk is equal to the carrying value of these financial assets. The Company primarily holds its cash in a major US bank with a significant balance in a major Canadian bank.

Interest Rate Risk

Interest rate risk mainly arises from the Company’s cash, which receives interest based on market interest rates. Fluctuations in interest cash flows due to changes in market interest rates are not significant.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its current obligations as they become due. The Company is primarily engaged in the acquisition, exploration, and development of uranium resource properties in the United States which is subject to significant inherent risk. Declines in the market prices of uranium and delays in the production, changes in the regulatory environment and adverse changes in other inherent risks can significantly and negatively impact the Company’s operations and cash flows and its ability to maintain sufficient liquidity to meet its financial obligations. Adverse changes to the factors mentioned above have impacted the recoverability of the Company’s  mineral properties property, mining properties, and plant and equipment, which may  result in impairment losses being recorded. The Company’s current operating budget and future estimated cash flows indicate that the Company will generate positive cash flow in excess of the Company’s cash commitments within the twelve-month period following the date these consolidated financial statements were authorized for issuance.The Company may be required to raise additional funds from external sources to meet these requirements. There is no assurance that the Company will be able to raise such additional funds on acceptable terms, if at all. If the Company raises additional funds by issuing securities, existing shareholders may be diluted. If the Company is unable to obtain financing from external sources or issuing securities the Company may have difficulty meeting its payment obligations.

Stage of Development

Most of the Company’s properties are in the exploration stage and the Company has a short operating history. Exploration and development of mineral resources involves a high degree of risk and few properties which are explored are ultimately developed into producing properties. The amounts attributed to the Company’s interest in its properties as reflected in its financial statements represent acquisition and exploration expenses and should not be taken to represent realizable value. There is no assurance that the Company’s exploration and development activities will result in any discoveries of commercial bodies of uranium. The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors, such as unusual or unexpected geological formations, and other conditions.

enCore Energy Corp.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022

Profitability of Operations

The Company is not currently operating profitably, and it should be anticipated that it will operate at a loss at least until such time as sufficient production is achieved from the Company’s properties. The Company has never earned a profit. Investors also cannot expect to receive any dividends on their investment in the foreseeable future.

Uranium and Other Mineral Industries Competition is Significant

The international uranium and other mineral industries are highly competitive. The Company competes against competitors that may be larger and better capitalized, have state support, have access to more efficient technology, and have access to reserves of uranium and other minerals that are cheaper to extract and process. As such, no assurance can be given that the Company will be able to compete successfully with its industry competitors.

Fluctuations in Metal Prices

Although the Company does not hold any known mineral reserves of any kind, its future revenues, if any, are expected to be in large part derived from the future mining and sale of uranium and other metals or interests related thereto. The prices of these commodities have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control, including international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumption patterns, speculative activities, levels of supply and demand, increased production due to new mine developments and improved mining and production methods, availability and costs of metal substitutes, metal stock levels maintained by producers and others and inventory carrying costs. The effect of these factors on the prices of uranium and other metals, and therefore the economic viability of the Company’s operations, cannot be accurately predicted. Depending on the price obtained for any minerals produced, the Company may determine that it is impractical to commence or continue commercial production.

The Company’s Operations are Subject to Operational Risks and Hazards Inherent in the Mining Industry

The Company’s business is subject to a number of inherent risks and hazards, including environmental pollution; accidents; industrial and transportation accidents, which may involve hazardous materials; labor disputes; power disruptions; catastrophic accidents; failure of plant and equipment to function correctly; the inability to obtain suitable or adequate equipment; fires; blockades or other acts of social activism; changes in the regulatory environment; impact of non-compliance with laws and regulations; natural phenomena, such as inclement weather conditions, underground floods, earthquakes, pit wall failures, ground movements, tailings, pipeline and dam failures and cave-ins; and encountering unusual or unexpected geological conditions and technical failure of mining methods. There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the Company’s uranium and other mineral properties, personal injury or death, environmental damage, delays in the Company’s exploration or development activities, costs, monetary losses and potential legal liability and adverse governmental action, all of which could have a material and adverse effect on the Company’s future cash flows, earnings, results of operations and financial condition.

Mineral Reserve and Resource Estimates are Only Estimates and May Not Reflect the Actual Deposits

Reserve and resource figures included for uranium and other minerals are estimates only and no assurances can be given that the estimated levels of uranium and other minerals will be produced or that the Company will receive the uranium and other metal prices assumed in determining its reserves. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling and exploration results and industry practices. Estimates made at any given time may significantly change when new information becomes available or when parameters that were used for such estimates change. While the Company believes that the reserve and resource estimates included are well established and reflect management’s best estimates, by their nature reserve and resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Furthermore, market price fluctuations in uranium and other metals, as well as increased capital or production costs or reduced recovery rates, may render ore reserves containing lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves. The extent to which resources may ultimately be reclassified as proven or probable reserves is dependent upon the demonstration of their profitable recovery. The evaluation of reserves or resources is always influenced by economic and technological factors, which may change over time.

enCore Energy Corp.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022

Exploration, Development and Operating Risk

The exploration for and development of uranium and other mineral properties involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical, drilling and other related costs which appear to be rising; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Environmental Risks and Hazards

All phases of the Company’s operations are subject to environmental regulation in the jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the general transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties which are unknown to the Company at present, and which have been caused by previous or existing owners or operators of the properties. Reclamation costs are uncertain and planned expenditures estimated by management may differ from the actual expenditures required.

Government Regulation

The Company’s mineral exploration and planned development activities are subject to various laws governing prospecting, mining, development, production, taxes, labor standards and occupational health, mine safety, toxic substances, land use, water use, land claims and other matters. Although the Company believes its exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Many of the mineral rights and interests of the Company are subject to government approvals, licenses and permits. Such approvals, licenses and permits are, as a practical matter, subject to the discretion of applicable governments or governmental officials. No assurance can be given that the Company will be successful in maintaining any or all of the various approvals, licenses and permits in full force and effect without modification or revocation. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from continuing or proceeding with planned exploration or development of mineral properties. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the Amendments to current laws and regulation governing operations or more stringent implementation thereof could have a substantial impact on the Company and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

enCore Energy Corp.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022

The Company has No History of Mineral Production or Mining Operations

The Company has uranium and other mineral producing properties; however, there is no assurance as to the quantities of uranium and other minerals will be discovered at the properties or other future properties nor is there any assurance that the Company’s exploration program thereon will yield future positive results. When uranium and other minerals are discovered, there can be no assurance that any property of the Company will ever be brought to a stage where uranium and other mineral resources can profitably be produced therefrom. Factors which may limit the ability of the Company to produce uranium and other mineral resources from its properties include, but are not limited to, the spot prices of metals, availability of additional capital and financing and the nature of any mineral deposits. The Company does not have a history of mining operations and there is no assurance that it will produce revenue, operate profitably or provide a return on investment in the future.

Future Sales of Common Shares by Existing Shareholders

Sales of a large number of Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair the Company’s ability to raise capital through future sales of Common Shares. Substantially all of the Common Shares can be resold without material restriction in the US and Canada.

The Company could be deemed a passive foreign investment Company which could have negative consequences for US investors.

Depending upon the composition of the Company’s gross income or its assets, the Company could be classified as a passive foreign investment Company (“PFIC”) under the United States tax code. If the Company is declared a PFIC, then owners of the common shares who are US taxpayers generally will be required to treat any “excess distribution” received on their common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the common shares. A US taxpayer who makes a QEF election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is classified as a PFIC, whether or not the Company distributes any amounts to its shareholders. US investors should consult with their tax advisors for advice as to the U.S. tax consequences of an investment in the common shares.

The ongoing Russian invasion of Ukraine and the implications on the global economy, energy supplies, and the uranium and nuclear fuel market are uncertain but may prove to negatively impact operations.

The short and long-term implications of Russia’s invasion of Ukraine are difficult to predict. In addition to the possible adverse effects on the global economy, the war may result in impacts felt more directly by the nuclear fuel industries and uranium producers specifically. While the imposition of sanctions and counter sanctions may have an adverse effect on energy and economic markets generally, the vast reliance by the U.S. and other nations on uranium exported from Russia and Russian-controlled or influenced sources, including Kazakhstan and Uzbekistan, could result in an even greater impact related to global supply and pricing. While in the short-term such a reordering of global supply could result in higher uranium prices, the long-term impact on the global demand for uranium is uncertain and may be negative. To the extent the war in Ukraine may adversely affect the business as discussed above, it may also have the effect of heightening many of the other risks described in this section, such as those relating to cyber-security, supply chain, inflationary and other volatility in prices of goods and materials, and the condition of the markets including as related to enCore’s ability to access additional capital, any of which could negatively affect its business. Because of the highly uncertain and dynamic nature of these events, it is not currently possible to estimate the impact of the Russian – Ukraine war on enCore’s business.

enCore Energy Corp.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022

Cautionary Notes Regarding Forward-Looking Statements

This MD&A contains statements that, to the extent that they are not historical fact, may constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation, respectively. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “project”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements may include, but are not limited to, statements with respect to:

●	the Company’s future financial and operational performance;

●	the sufficiency of the Company’s current working capital, anticipated cash flow or its ability to raise necessary funds;

●	the anticipated amount and timing of work programs;

●	our expectations with respect to future exchange rates;

●	the estimated cost of and availability of funding necessary for sustaining capital;

●	forecast capital and non-operating spending;

●	the Company’s plans and expectations for its property, exploration, development, and production;

●	the use of available funds;

●	expectations regarding the process for and receipt of regulatory approvals, permits and licenses under governmental and other applicable regulatory regimes, including U.S. government policies towards domestic uranium supply;

●	expectations about future uranium market prices, production costs and global uranium supply and demand;

●	expectations regarding holding physical uranium for long-term investment;

●	the establishment of mineral resources on any of the Company’s current or future mineral properties (other than the Company’s properties that currently have established mineral resource estimates);

●	future royalty and tax payments and rates;

●	expectations regarding possible impacts of litigation and regulatory actions; and

●	the completion of reclamation activities at former mine or extraction sites.

enCore Energy Corp.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022

Such forward-looking statements reflect the Company’s current views with respect to future events, based on information currently available to the Company and are subject to and involve certain known and unknown risks, uncertainties, assumptions and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed in or implied by such forward-looking statements. The forward-looking statements in this MD&A are based on material assumptions, including the following:

●	our budget, including expected levels of exploration, evaluation, development, production and operational activities and costs, as well as assumptions regarding market conditions and other factors upon which we have based our income and expenditure expectations;

●	assumptions regarding the timing and use of our cash resources;

●	our ability to, and the means by which the Company can, raise additional capital to advance other exploration objectives;

●	our operations and key suppliers, employees, contractors and subcontractors will be available to continue operations;

●	our ability to obtain all necessary regulatory approvals, permits and licenses for our planned activities under governmental and other applicable regulatory regimes;

●	our expectations for the demand and supply of uranium, the outlook for long-term contracting, changes in regulations, public perception of nuclear power, and the construction of new and ongoing operation of existing nuclear power plants;

●	our expectations regarding spot and long-term prices and realized prices for uranium;

●	our expectations that our holdings of physical uranium will be helpful in securing project financing and/or in securing long- term uranium supply agreements in the future;

●	our expectations regarding tax rates, currency exchange rates, and interest rates;

●	our decommissioning and reclamation obligations and the status and ongoing maintenance of agreements with third parties with respect thereto;

●	our mineral resource estimates, and the assumptions upon which they are based;

●	our, and our contractors’, ability to comply with current and future environmental, safety and other regulatory requirements and to obtain and maintain required regulatory approvals; and

●	our operations are not significantly disrupted by political instability, nationalization, terrorism, sabotage, pandemics, social or political activism, breakdown, natural disasters, governmental actions, litigation or arbitration proceedings, equipment or infrastructure failure, labor shortages, transportation disruptions, or other development or exploration risks.

The risks, uncertainties, assumptions and other factors that could cause actual results to differ materially from any future results expressed in or implied by the forward-looking statements in this MD&A include, but are not limited to, the following factors:

●	exploration and development risks;

●	changes in commodity prices;

●	access to skilled mining personnel;

enCore Energy Corp.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022

●	results of exploration and development activities;

●	uninsured risks;

●	regulatory risks;

●	defects in title;

●	availability of supplies, timeliness of government approvals and unanticipated environmental impacts on operations;

●	risks posed by the economic and political environments in which the Company operates and intends to operate;

●	the potential for losses arising from the expansion of operations into new markets;

●	increased competition;

●	assumptions regarding market trends and expected demand and desires for the Company’s products and proposed products;

●	reliance on industry manufacturers, suppliers and others;

●	the failure to adequately protect intellectual property;

●	the failure to adequately manage future growth;

●	adverse market conditions; and

●	the failure to satisfy ongoing regulatory requirements.

In addition, the risks, assumptions, and other factors set out herein (including under Risk Factors and Uncertainties) and in the Company’s public filings, including its most recent Annual Information Form, could cause actual results to differ materially from any future results expressed in or implied by the forward-looking statements in this MD&A. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. These risks, uncertainties, assumptions and other factors should be considered carefully, and prospective investors and readers should not place undue reliance on the forward-looking statements.

Any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update any forward-looking statement or information or statements to reflect information, events, results, circumstances or otherwise after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as required by applicable laws. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such fact on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements or information.

All of the forward-looking statements contained in this MD&A are qualified by the foregoing cautionary statements.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES: The Company reports mineral resources on its projects according to Canadian standards, which differ from the requirements of U.S. securities laws. As a result, the Company reports the mineral resources of the projects it has an interest in according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The requirements of NI 43-101 and the CIM Standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies under subpart 1300 of Regulation S-K (“S-K 1300”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As an issuer that prepares and files its reports with the SEC pursuant to the multi-jurisdictional disclosure system of the Exchange Act, the Company is not subject to the requirements of S-K 1300. Any mineral resources reported by the Company in accordance with NI 43-101 and CIM Standards may not qualify as such under or differ from those prepared in accordance with S-K 1300. Accordingly, information included in this MD&A concerning descriptions of mineralization and estimates of mineral resources under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of S-K 1300.

enCore Energy Corp.
Management’s Discussion and Analysis
For the years ended December 31, 2023 and 2022

The technical content disclosed in this MD&A was reviewed and approved by John Seeley, the manager of geology and exploration of the Company and a Qualified Person as defined under National Instrument 43-101.

OUTSTANDING SHARE DATA AS AT THE DATE OF THIS MD&A

a)	Issued share capital: 181,342,947 common shares

b)	Outstanding stock options:

		Average
	Outstanding	Exercise Price
Expiry Date	Options	C$
June 2024	836,665	0.45
October 2024	66,666	5.76
May 2025	940,499	0.64
September 2025	525,000	1.32
October 2025	5,000	1.20
January 2026	53,333	2.82
February 2026	11,667	3.24
May 2026	233,073	3.57
December 2026	65,000	5.30
January 2027	16,667	5.01
February 2027	2,122,500	4.20
May 2027	83,333	4.32
June 2027	166,667	3.75
November 2027	133,334	3.65
December 2027	50,000	3.30
January 2028	25,000	3.38
February 2028	44,681	3.10
April 2028	67,000	2.61
May 2028	2,070,500	2.79
June 2028	60,000	3.10
August 2028	22,500	3.14
October 2028	45,000	4.25
January 2029	125,000	6.25
February 2029	260,000	6.16
March 2029	40,000	5.37
	8,069,085

c)	Outstanding share purchase warrants:

		Exercise
	Outstanding	Price
Expiry Date	Warrants	C$
May 2025	56,444	3.251
February 2026	23,080,240	3.803
	23,136,684

d)	Convertible Promissory note:

A portion of the consideration paid to Energy Fuels, Inc in the Company’s acquisition of the Alta Mesa Project was a $60,000,000 secured vendor take-back convertible promissory note. The Promissory Note has a two-year term and bears interest at 8% per annum.

During the year ended December 31, 2023, the Company paid $40,000,000 of the principal balance off, reducing the outstanding principal balance at that date to $20,000,000. In February 2024, the balance was converted by issuance of 6,872,143 common shares to the debt holder eliminating the debt.